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TABLE OF CONTENTS 3

Filed Pursuant to Rule 424(B)(5)
File No. 333-150669-01

SUBJECT TO COMPLETION,
Dated October 22, 2009

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 22, 2009)

$

First Mortgage Bonds,             % Series AF due

        We will pay interest on the bonds semiannually on             and             of each year, beginning on                                 , 2010. We may redeem the bonds at our option in whole at any time or in part from time to time at the redemption price described under "Description of the Bonds and Mortgage."

        Investing in the bonds involves risks. See "Risk Factors" beginning on page S-7 of this prospectus supplement and page 5 of the accompanying prospectus.

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds to Us(1)
Per Bond		%		%		%
Total	$		$		$
(1)
Plus accrued interest, if any, from                                        , 2009.

        Delivery of the bonds in book-entry form only, will be made through the facilities of The Depository Trust Company on or about                                        , 2009.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

RBC Capital Markets	RBS	Scotia Capital

Senior Co-Managers

BMO Capital Markets	Mitsubishi UFJ Securities

Co-Managers

The Williams Capital Group, L.P.	US Bancorp Investments, Inc.

The date of this prospectus supplement is October    , 2009.

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different or additional information. Further, you should not assume that the information contained in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus.

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of bonds and certain terms of the bonds. The second part is the accompanying prospectus, which gives more general information. To the extent the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

NOTICE TO INVESTORS

        This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

        In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus supplement or the accompanying prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is permitted to purchase the securities under applicable law.

        This prospectus supplement and the accompanying prospectus contain summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

S-ii

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus may contain "forward-looking statements" within the meaning of the Federal securities laws. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus supplement and the accompanying prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are based on assumptions which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that, among other things, could cause actual results to differ materially from those contained in the forward-looking statements, including without limitation the Risk Factors set forth in this prospectus supplement and the accompanying prospectus, and the following:

  •
  Our ability to obtain adequate cost recovery for our retail utility operations through regulatory proceedings and receive favorable rulings in the periodic applications to recover costs for fuel and purchased power; and our ability to add power generation assets into our regulatory rate base;

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  Our ability to access the bank loan and debt capital markets on reasonable terms, if at all, which is dependent in part on our ability to maintain our financial condition and credit ratings;

  •
  Our ability to obtain from utility commissions any requisite determination of prudency to support resource planning and development programs we propose to implement;

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  The timing and extent of scheduled and unscheduled outages of power generation facilities;

  •
  The possibility that we may be required to take impairment charges to reduce the carrying value of some of our long-lived assets when indicators of impairment emerge;

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  Changes in business and financial reporting practices arising from the enactment of the Energy Policy Act of 2005 and subsequent rules and regulations promulgated thereunder;

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  Our ability to remedy any significant deficiencies or material weaknesses that may be identified in the review of our internal controls;

  •
  The timing, volatility and extent of changes in energy and commodity prices, supply or volume, the cost and availability of transportation of commodities, changes in interest or foreign exchange rates, and the demand for our services, any of which can affect our earnings, our financial liquidity and the underlying value of our assets;

  •
  Our ability to effectively use derivative financial instruments to hedge commodity risks;

  •
  Our ability to minimize losses related to defaults on amounts due from customers and counterparties, including counterparties to trading and other commercial transactions;

  •
  Our ability to comply, or to make expenditures required to comply, with changes in laws and regulations, particularly those relating to taxation, safety and protection of the environment and to recover those expenditures in our customer rates, where applicable;

  •
  Federal and state laws concerning climate change and air emissions, including emission reduction mandates, carbon emission taxes and renewable energy portfolio standards, which may materially increase our generation and production costs and could render some of our generating units uneconomical to operate and maintain;

  •
  Weather and other natural phenomena;

  •
  Industry and market changes, including the impact of consolidations and changes in competition;

  •
  The effect of accounting policies issued periodically by accounting standard-setting bodies;

  •
  The cost and effects on our business, including insurance, resulting from terrorist actions or responses to such actions or events;

  •
  The outcome of any ongoing or future litigation or similar disputes and the impact on any such outcome or related settlements;

  •
  Price risk due to marketable securities held as investments in benefit plans; and

  •
  General economic and political conditions, including tax rates or policies and inflation rates.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. You should carefully read the more detailed information in the rest of this prospectus supplement and the accompanying prospectus about us and the bonds being sold in this offering, including "Risk Factors," and the information to which we have referred you, including our financial statements and the related notes and financial statement schedule in the accompanying prospectus. Unless the context otherwise requires, references in this prospectus supplement to the "Company," "Black Hills Power," "we," "us" and "our" refer to Black Hills Power, Inc.

About Black Hills Power, Inc.

        We are a regulated electric utility serving customers in South Dakota, Wyoming and Montana. We are incorporated in South Dakota and began providing electric utility service in 1941. We are a wholly-owned subsidiary of publicly traded Black Hills Corporation. We engage in the generation, transmission and distribution of electricity.

        We own an electric transmission system of 497 miles of high voltage transmission lines (greater than 69 Kilovolts ("KV")) and 2,834 miles of low voltage lines (69 or fewer KV) within South Dakota and Wyoming, and jointly own with Basin Electric Power Cooperative ("Basin Electric") and Powder River Energy Corporation 47 miles of high voltage lines in southwest South Dakota and northeast Wyoming. We also own a 35 percent interest in a transmission tie that interconnects the western and eastern transmission grids, which are independently operated transmission grids serving the western United States and eastern United States, respectively. This transmission tie, which is 65 percent owned by Basin Electric, is one of only six direct current ties connecting the two grids. The total transfer capacity of the tie is 400 megawatts ("MW") (200 MW from west to east and 200 MW from east to west). Our electric load is primarily served by our generating facilities in South Dakota and Wyoming, which provide 434 MW of generating capacity. Additionally, we are currently constructing Wygen III, a 110 MW coal-fired base load electric generation facility located near Gillette, Wyoming, which is expected to become operational in mid-2010 and in which we expect to retain a majority interest.

Recent Developments

        Rate Case Filed with the Wyoming Public Service Commission (the "WPSC").    On October 19, 2009, we filed a rate case with the WPSC requesting an electric revenue increase to recover costs associated with Wygen III and other generation, transmission and distribution assets, and increased operating expenses incurred since 1995. We are seeking a $3.8 million, or 38.95 percent, increase in annual utility revenues and we anticipate that the new rates would be effective for our Wyoming customers on or around April 1, 2010, although recovery could be delayed until August 2010 as part of the regulatory process. The proposed rate increase is subject to approval by the WPSC and management can provide no assurance as to the outcome of this proceeding.

        Rate Case Filed with the South Dakota Public Utilities Commission (the "SDPUC").    On September 30, 2009, we filed a rate case with the SDPUC requesting an electric revenue increase to recover costs associated with Wygen III and other generation, transmission and distribution assets and increased operating expenses incurred during the past four years. We are seeking a $32.0 million, or 26.6 percent, increase in annual utility revenues and we anticipate that the new rates would be effective for our South Dakota customers on or around April 1, 2010. The proposed rate increase is subject to approval by the SDPUC and management can provide no assurance as to the outcome of this proceeding.

        Wygen III Power Plant Project and Sale to MDU Resources Group, Inc. ("MDU").    In March 2008, we received final regulatory approval for construction of Wygen III, a 110 MW coal-fired base load electric generating facility. Construction began immediately and the facility is expected to be completed by June 2010. The expected cost of construction is approximately $255 million, which includes estimates for allowance for funds used during construction. Our 2004 power purchase agreement with MDU included an option for MDU to purchase an ownership interest in Wygen III. MDU exercised this option, and under an agreement entered into in April 2009, we retained an undivided ownership of 75% of the facility with MDU owning the remaining 25%. At closing on April 9, 2009, MDU reimbursed us for its 25%, or $32.8 million, of the total costs incurred to date on the ongoing construction of the facility. MDU will continue to reimburse us for its 25% share of the total costs paid to complete the project. We will retain responsibility for operations of the facility with a life-of-plant site lease and agreements with MDU for operations and coal supply. In conjunction with the sales transaction, we also modified our 2004 power purchase agreement with MDU under which we supplied MDU with 74 MW of capacity and energy through 2016. The power purchase agreement with MDU now provides that once online, the first 25 MW of MDU's required 74 MW will be supplied from its ownership interest in Wygen III. During periods of reduced production at Wygen III, or during periods when Wygen III is offline, we will provide MDU with such 25 MW from our other generation facilities or system purchases.

        Extension of Long-Term Power Sales Agreement with Municipal Energy Agency of Nebraska ("MEAN").    In March 2009, our 10-year power sales contract with MEAN that originally expired in 2013 was re-negotiated and extended until 2023. Under the new contract, MEAN will initially purchase 20 MW of unit-contingent capacity from the Neil Simpson II and the Wygen III plants with capacity purchase decreasing to 15 MW in 2018, 12 MW in 2020 and 10 MW in 2022 and thereafter. The Neil Simpson II plant is a 90 MW coal-fired plant which commenced operations in 1995 and is located in Gillette, Wyoming. The unit-contingent capacity amounts from Wygen III and Neil Simpson II plants are as follows:

2009-2017	20 MW—10 MW contingent on Wygen III and 10 MW contingent on Neil Simpson II
2018-2019	15 MW—10 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II
2020-2021	12 MW—6 MW contingent on Wygen III and 6 MW contingent on Neil Simpson II
2022-2023	10 MW—5 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II

        Purchase Power Agreement with MEAN.    In July 2009, we entered into a five-year purchase power agreement with MEAN. The contract commences the month following the commercial operations of Wygen III. Under this contract, MEAN will purchase 5 MW of unit-contingent capacity from Neil Simpson II and 5 MW of unit-contingent capacity from Wygen III.

The Offering

Issuer	Black Hills Power, Inc.
Securities Offered	$ in principal amount of First Mortgage Bonds, % Series AF due .
Maturity Date
Interest Rate	% per year.
Interest Payment Dates	and of each year, beginning , 2010.
Ranking and Security
The bonds will be secured equally and ratably with our other bonds by a first mortgage on substantially all of our property other than "excepted property," and are subject to "permitted encumbrances," each of which are described under "Description of the Bonds and Mortgage." The bonds are not obligations of or guaranteed by our parent company, Black Hills Corporation, or any of its other subsidiaries.
Redemption	We will have the option to redeem the bonds, in whole or in part, at any time or from time to time, at the redemption price described in "Description of the Bonds and Mortgage—Optional Redemption."
Use of Proceeds
Approximately $103.3 million to pay the amount of all principal and interest outstanding under our Utility Money Pool Agreement with Black Hills Corporation, Cheyenne Light, Fuel and Power Company and Black Hills Utility Holdings, Inc. (the "Utility Money Pool Agreement"), pursuant to which we have borrowed from Black Hills Corporation, at a variable interest rate which was 0.95% at September 30, 2009, primarily to fund certain project costs for the construction of Wygen III; approximately $27 million to pay our share of the remaining construction costs related to Wygen III; approximately $30 million to fund the repayment of our Series AC, 8.06% first mortgage bonds due in February 2010; and the remainder for general corporate purposes.

Our Executive Offices

        We are incorporated in South Dakota and our headquarters and principal executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701. Our telephone number is (605) 721-1700.

Summary Historical Condensed Financial Data

        The following summary historical financial data as of December 31, 2008, 2007, and 2006, and for the years then ended are derived from our audited financial statements as of these dates and for those years. The summary financial data presented in the table below as of and for the six months ended June 30, 2009, and 2008, are derived from our unaudited interim financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. You should read this summary financial data along with "Management's Discussion and Analysis of Results of Operations" and our audited and unaudited financial statements and the notes thereto included in the accompanying prospectus.

	Year ended December 31,			Six months ended June 30,
	2008	2007	2006	2009	2008
	(dollars in thousands)
Statement of Income Data
Operating revenues	$232,674	$199,701	$193,166	$101,294	$115,610
Operating expenses	194,038	152,187	153,164	85,583	95,748

Operating income	$38,636	$47,514	$40,002	$15,711	$19,862

Income from continuing operations before income taxes	$32,310	$37,464	$28,853	$13,939	$15,833
Income taxes	(9,551)	(12,568)	(10,129)	(3,870)	(5,006)

Net income	$22,759	$24,896	$18,724	$10,069	$10,827

Balance Sheet Data (end of period)
Total assets	$666,784	$513,680	$490,607	$698,762	$557,591

Short-term notes payable	$70,184	$—	$—	$75,826	$13,325
Long-term debt, including current maturities	151,209	153,218	155,219	149,225	151,236
Stockholder's Equity	254,923	232,420	207,869	265,013	243,156

Total capitalization	$476,316	$385,638	$363,088	$490,064	$407,717

Other Financial Data
Ratio of earnings to fixed charges(1)	3.39	4.09	3.34	2.99	3.59

(1)
The ratio was computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations (before adjustment for income taxes or income or loss from equity investees), plus fixed charges and distributed income of equity investees and less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

RISK FACTORS

        Before you invest in the bonds, you should be aware that there are various risks including those described below. You should carefully consider these risks together with all of the other information included in this document and the documents to which we have referred you, including "Risk Factors" and "Where You Can Find More Information" in the accompanying prospectus.

        The Restated and Amended Indenture of Mortgage and Deed of Trust pursuant to which the bonds will be issued, and which we refer to as the "mortgage," does not contain any limitations on the amount of debt and other obligations that we may incur that rank pari passu to the bonds.

        The mortgage does not contain any limitations on the amount of debt or other obligations that we may incur that rank pari passu to the bonds. The bonds are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency or insurer.

        The lack of an active trading market for the bonds may adversely affect the liquidity and price of the bonds.

        There is no existing trading market for the bonds, and there can be no assurance regarding the future development of a market for the bonds, the ability of holders of the bonds to sell the bonds or the price at which such holders may be able to sell the bonds. If such a market were to develop, the bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our financial condition and results of operations and the market for similar bonds. We have been informed that one or more of the underwriters intends to make a market in the bonds. However, the underwriters may cease their market-making activities at any time. Therefore, there can be no assurance as to the liquidity of any active trading market for the bonds or that an active public market for such securities will develop. If an active market does not develop, the market price and liquidity of the bonds may be adversely affected. In addition, we do not intend to apply (and are not obligated to apply) for listing or quotation of the bonds on any securities exchange or market. Future trading prices of the bonds will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

 USE OF PROCEEDS

        We expect that the net proceeds from this offering of bonds will be approximately $                         million, after deducting discounts to the underwriter and estimated expenses of this offering that we will pay. We expect to use approximately $103.3 million of the net proceeds to pay the amount of all principal and interest outstanding under our Utility Money Pool Agreement, pursuant to which we have borrowed from Black Hills Corporation, at a variable interest rate which was 0.95% at September 30, 2009, primarily to fund certain project costs for the construction of Wygen III, a 110 MW coal-fired base load electric generation facility located near Gillette, Wyoming, which is expected to become operational in mid-2010. We expect to use approximately $27 million of the net proceeds to pay our share of the remaining total project cost for the construction of Wygen III. The expected total cost of construction is approximately $255 million, which includes estimates of allowances for funds used during construction. In April 2009, we sold a 25% ownership interest in Wygen III to MDU Resources Group, Inc. and we expect to retain ownership of a majority of the facility's capacity. We expect to use approximately $30 million of the net proceeds to repay our Series AC, 8.06% first mortgage bonds upon their maturity in February 2010.

        Any remaining net proceeds will be used for general corporate purposes, which may include funding of additional capital expenditures, the development and construction of new facilities and additions to working capital. Pending the application of the net proceeds of this offering described above, we may lend the funds to the utility money pool pursuant to the Utility Money Pool Agreement or invest the funds in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

        The table below shows our cash position and capitalization as of June 30, 2009:

  •
  on a historical basis; and

  •
  on an as adjusted basis to reflect the sale of the bonds offered by this prospectus supplement and the accompanying prospectus and the application of the anticipated net proceeds as described under "Use of Proceeds."

        You should read this table in conjunction with our financial statements and the related notes that are included in the accompanying prospectus.

	As of June 30, 2009
	Actual	As adjusted
(in thousands)	(unaudited)
Cash and cash equivalents	$626	$

Current portion of long-term debt	$32,021	$
Notes payable	75,826

Total short-term debt	107,847
Long-term debt, net of current portion	117,204
Total stockholder's equity	265,013

Total capitalization	$490,064	$

DESCRIPTION OF THE BONDS AND MORTGAGE

        Unless the context otherwise requires, references to "bonds" refer to the bonds offered by this prospectus supplement. References to "outstanding bonds" include all bonds previously issued under the mortgage, the bonds offered by this prospectus supplement and any bonds we may issue under the mortgage in the future which are then outstanding.

        We will issue the bonds under a Restated and Amended Indenture of Mortgage and Deed of Trust, dated as of September 1, 1999, between us and The Bank of New York Mellon (successor in interest to the original and succeeding trustees) as trustee, as supplemented by a First Supplemental Indenture dated as of August 13, 2002, and a Second Supplemental Indenture to be dated October     , 2009. When we refer to the "mortgage" in this prospectus supplement, we are referring to the Restated and Amended Indenture of Mortgage and Deed of Trust, as supplemented by such supplemental indentures.

        The Restated and Amended Indenture of Mortgage and Deed of Trust, the First Supplemental Indenture and the Second Supplemental Indenture are or will be exhibits to the registration statement of which this prospectus supplement is a part. The following summary of the bonds does not purport to be complete and is subject to, and qualified by reference to, the detailed provisions of the mortgage.

General

        The bonds will mature on                                    . Interest on the bonds will accrue from                                    , 2009 at a rate of            % per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semi-annually on                                    and                                     in each year, commencing                        , 2010, and at maturity. We will make each interest payment to the persons in whose names the bonds are registered at the close of business on                                    1 or                                     1 (whether or not a business day) immediately preceding the interest payment date. We will issue bonds with an aggregate principal amount of $                                    . We will issue the bonds in fully registered form only, in denominations of $100,000 or in integral multiples of $1,000 in excess thereof.

        The bonds are not obligations of, nor are they guaranteed by, our parent company, Black Hills Corporation.

Optional Redemption

        The bonds will be redeemable in whole at any time or in part from time to time, at our option, on not less than 30 nor more than 50 days notice, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the bonds to be redeemed; or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted, at the then current Treasury Rate plus                        basis points, to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months)

plus in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

        "Treasury Rate" means, for any redemption date, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

        "Business Day" means any day other than a Saturday or Sunday and other than a day on which banking institutions in Rapid City, South Dakota, or New York, New York, are authorized or obligated by law or executive order to close.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

        "Comparable Treasury Price" means the average of two Reference Treasury Dealer Quotations obtained with respect to any redemption date.

        "Independent Investment Banker" means RBC Capital Markets Corporation, RBS Securities Inc. or one of the Reference Treasury Dealers appointed by us.

        "Reference Treasury Dealer" means RBC Capital Markets Corporation, RBS Securities Inc., and their successors; provided, however, that if RBC Capital Markets Corporation, RBS Securities Inc., or any of their successors shall cease to be a primary United States government securities dealer (a "Primary Treasury Dealer"), we will substitute for it another nationally recognized investment bank that is a Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Sinking Fund

        The bonds will have no sinking fund provision.

Withdrawal of Trust Moneys or Retirement of Bonds with Trust Moneys

        Under the mortgage, we are required to deposit cash, referred to as "trust moneys," with the trustee under various conditions, including the deposit of cash for the release of property from the mortgage, the deposit of cash received by the trustee as compensation for any part of the trust estate taken by the exercise of the power of eminent domain, and the deposit of the proceeds of insurance. The mortgage provides that we, under some conditions, may withdraw these trust moneys by certifying "property additions" or by depositing previously issued bonds. We may cause the trustee under some conditions to apply trust moneys in payment of the principal of outstanding bonds, upon redemption or upon tender. We may withdraw trust moneys from insurance proceeds for the purpose of repairing, restoring or replacing the property destroyed. We may also withdraw trust moneys for the purposes of paying our income tax obligations arising from the disposition of properties or securities, or for repairing or replacing damaged or destroyed property.

        Under the mortgage, the trustee is obligated to apply trust moneys for the redemption of outstanding bonds if the trustee holds trust moneys in excess of $25,000, exclusive of monies received from the proceeds of insurance, and the amount of trust moneys on deposit with the trustee exceeded such amount at all times during the preceding two years. The trustee is also obligated to apply trust moneys derived from the sale and release of, or the taking by government through eminent domain or purchase by a public authority of the entire trust estate toward the redemption of outstanding bonds. The trustee is obligated to apply the trust moneys pro rata as between the several series of bonds then outstanding in the ratio of the respective aggregate principal amounts in each such series outstanding at the time.

Security

        The bonds, together with all other bonds now or hereafter issued under the mortgage, will be secured by the mortgage, which constitutes a first mortgage lien on substantially all of our present properties, except as stated below, and subject to "permitted encumbrances" as defined in the mortgage. The mortgage does not require, and we will not purchase, a loan policy or policies of title insurance which insure the lien of the mortgage. "Excepted property" (as defined in the mortgage) is not subject to the lien of the mortgage and includes:

  •
  all cash and securities;

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  all contracts, leases and other agreements, contract rights, bills, notes and other instruments, claims, judgments, intellectual property rights and other general intangibles;

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  all permits, licenses, franchises and rights granted by governmental entities with respect to air, water and other types of pollution;

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  all goods, wares, merchandise, equipment, spare parts and tools held for sale or lease in the ordinary course of business and all fuel and other consumable materials and supplies;

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  all motor vehicles and movable equipment and parts used in connection with the vehicles or equipment;

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  all office furniture and equipment, satellite and communication equipment and computer equipment;

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  all minerals, crops and timber harvested or extracted from our land and all gas or oil wells or any lease or real estate acquired for the purpose of obtaining gas or oil rights;

  •
  all electrical energy, steam, water, ice and other products for our sale, transmission, distribution or use;

  •
  all leasehold interests and leasehold improvements;

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  all property not specifically subject to the mortgage or not used in connection with the electric utility business or in connection with the operation of the property;

  •
  our franchise to be a corporation; and

  •
  all books and records.

        We may cause any excepted property to become subject to the lien of the mortgage. In addition, the trustee has a lien for its compensation, expenses and indemnity on the trust estate and the proceeds of the estate, which is prior to the lien of the bonds.

Issuance of Additional Bonds

        Requirements for the Issuance of Additional Bonds. The mortgage provides for no limitation on the amount of additional bonds which we may issue under the mortgage. We may issue additional bonds of any series from time to time after delivering specified resolutions, certificates and opinions to the trustee on the basis of:

        (1)   70% of qualified property additions after adjustments to offset retirements;

        (2)   100% of previously issued bonds retired, except when otherwise provided by the provisions of the mortgage authorizing the retired bonds; and

        (3)   deposits of cash.

        With some exceptions in the case of (2) and (3) above, our issuance of additional bonds is subject to our "certifiable net earnings" being at least equal to two times annual interest charges on our outstanding bonds, including the additional bonds to be issued, and prior lien debt for a period of 12 consecutive months within the 18 months prior to the certification.

        As of August 31, 2009, we had net "unbonded property additions" of approximately $548,368,579 which we may use for the purpose of authorizing the issuance of additional bonds. These unbonded property additions allow us to issue $383,858,005 of bonds under the 70% requirement. In addition, as of August 31, 2009, we had retired $62,290,904 of previously issued bonds, which would allow us to issue the same amount of additional bonds.

        Property Additions. Under the mortgage, property additions that we may use for the issuance of additional bonds include all real and personal property wherever located that we may purchase, construct or acquire by merger or consolidation, including excepted property that we elect to be included under the lien of the mortgage, and construction work in progress as recorded on our books under generally accepted accounting principles. The term "property additions" does not include any going concern value, goodwill or franchises or governmental permits granted separate and distinct from the property operated under those franchises or permits, or any item of property constructed or acquired to replace a similar item of property whose retirement has not been credited to plant account.

        Earnings-to-Interest Coverage Requirements. To issue additional bonds through the use of property additions and as a condition to the issuance of additional bonds in exchange for retired bonds with a lower interest rate than the additional bonds, our "certifiable net earnings" must be equal to two times the annual "interest charges on bonds and prior lien debt" during a period of 12 consecutive months out of the 18 months prior to the date of the application for the bonds. "Certifiable net earnings" are determined by deducting from the total of our "gross operating revenues" for the 12-month period all operating expenses and other proper charges including federal, state and local taxes and rentals, insurance, current repairs and maintenance, but excluding income taxes, depreciation, amortization, all interest and all non-recurring charges from earnings.

        "Gross operating revenues" include revenues from the operation of utility property plus "net non-operating income" which includes other net income, including, among other things, interest and designated income including dividends from subsidiaries and allowance for funds used during construction and other miscellaneous non-operating income, but excluding profits or losses from the sale of capital assets or securities. "Interest charges on bonds and prior lien debt" includes interest on:

  •
  all outstanding bonds under the mortgage, other than bonds which are to be paid, redeemed or otherwise retired with the proceeds of the bonds for which the application is made;

  •
  the bonds for which the application is made; and

  •
  any indebtedness secured by a prior lien to the mortgage.

Release of Property from Mortgage

        The mortgage provides that we may from time to time sell or dispose of property subject to the mortgage for any reason in any one of three alternative ways, each of which works independently of the other, and each of which is conditioned upon there being no "event of default."

        First, property may be released from the mortgage if (a) the "fair value" of the property to be released is less than 1% of the aggregate principal amount of all outstanding bonds and (b) the fair value of all property released in any 12-month period is less than 3% of the aggregate principal amount of all outstanding bonds.

        Second, we may cause any property to be released from the mortgage as long as the fair value of all of the trust estate remaining equals or exceeds twenty-fourteenths (20/14) of the aggregate principal amount of all outstanding bonds.

        Third, we may cause property to be released from the mortgage by posting property additions, cash or purchase money obligations equal to the fair value of the property to be released.

        "Fair value" is defined to allow the engineer certifying fair value for the purpose of releasing property from the mortgage to determine such value without physical inspection by use of accounting and engineering records and other data maintained by or available to us, and the engineer must opine that the release will not materially adversely affect our electric business and will not impair the security under the mortgage.

Covenants

        Under the mortgage, we make numerous covenants, agreements and warranties, including the following:

        General. We have agreed to punctually pay the principal and interest on the bonds. We have also agreed not to extend the time for payment of any interest on the bonds. We further covenant, among other things, that:

  •
  we have good title to the property described in the granting clauses of the mortgage, except for permitted encumbrances;

  •
  we will pay all taxes and assessments;

  •
  we will carry on and conduct our business and keep our property in repair and maintained in good working order and condition and replace worn-out or injured property;

  •
  we will not permit any increase of any prior lien obligation or default therein;

  •
  we will keep the mortgage properly recorded and the lien perfected;

  •
  we will deposit all cash subject to being withdrawn as required by the mortgage;

  •
  we will keep the trust estate insured to the extent such property is usually insured by companies engaged in similar businesses;

  •
  we will keep complete records and accounts of the bonds outstanding;

  •
  we will keep accurate books and records;

  •
  we will file with the SEC and deliver to the trustee various reports; and

  •
  we will certify compliance with the mortgage annually.

        Dividend Restrictions. We may pay dividends on shares of our common stock only out of our unreserved and unrestricted retained earnings. We are prohibited from paying dividends on shares of our common stock if we are insolvent or would become insolvent if the dividend were paid.

        Insured Loss Retention. We are required to deposit with the trustee the proceeds of any insurance for casualty losses that exceed $5,000,000.

Modification

        The rights of bondholders may be modified with the consent of holders of 66 2/3% of the outstanding bonds, or, if less than all series of bonds are adversely affected, the consent of the holders of 66 2/3% of the bonds of each of the outstanding series which are adversely affected by the modification. No modification or alteration may:

  •
  postpone the due dates for the payment of interest or principal;

  •
  reduce the principal or the rate of interest payable;

  •
  reduce the percentage of the principal amount of bonds required for any modification or alteration of the mortgage; or

  •
  modify, without the written consent of the trustee, the rights, duties or immunities of the trustee.

        Without obtaining the consent of any holders of the outstanding bonds, we and the trustee may modify the mortgage in the following respects:

  •
  to correct descriptions of property and to mortgage additional properties;

  •
  to add to the conditions, limitations and restrictions on the issuance of additional bonds;

  •
  to add to our covenants and agreements or to surrender any of our rights or powers;

  •
  to provide for the creation of any series of additional bonds, designating the series to be created and specifying the form and provisions of the bonds of that series;

  •
  to provide a sinking, amortization, improvement or other analogous fund for the benefit of any of the outstanding bonds;

  •
  to provide the terms and conditions of the exchange of any of the outstanding bonds;

  •
  to provide that the principal of bonds of any series may be converted at the option of the holders into capital stock or other securities;

  •
  to modify the mortgage in any respect, but only if the modification would become effective when there are no bonds outstanding of any series authenticated and delivered prior to the execution of the supplemental indenture providing the modification;

  •
  for any purpose not inconsistent with the terms of the mortgage and which does not impair the security of the same or for the purpose of curing any ambiguity or of curing, correcting, or supplementing any defective or inconsistent provisions contained in the mortgage or in any supplemental indenture;

  •
  to provide for the procedures required to permit us to utilize, at our option, a non-certificated system of registration for all or any series of the bonds; and

  •
  to enter into a restatement of the mortgage without material modifications and including all amendments contained in supplements that remain in effect.

Events of Default and Notice

        "Events of default" are defined in the mortgage as:

  •
  default for 30 days in payment of interest;

  •
  default on the payment of principal on any bonds issued under the mortgage when and as the principal becomes payable;

  •
  default for 30 days in violation of the covenant on dividend restrictions;

  •
  default for 30 days in the performance or observance of any covenant or condition required by the provisions for any sinking, amortization, improvement, renewal or analogous fund with respect to any bonds issued under the mortgage;

  •
  default for 60 days after notice from the trustee or 10% of the bondholders in the observance of any other covenant or condition;

  •
  various events related to our bankruptcy, insolvency or reorganization; and

  •
  a governmental agency assuming, other than by exercise of eminent domain, custody or control of all or a substantial part of the trust estate or our business affairs or operations.

        The trustee or the holders of 25% of the outstanding bonds may declare the principal and interest due and payable following the occurrence of an event of default. No holder of bonds may enforce the lien of the mortgage unless the trustee has failed to act after the holders of a majority in amount of the outstanding bonds have requested the trustee to act and offered it indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred.

Evidence of Compliance with Mortgage Provisions

        We evidence compliance with the mortgage provisions by written certificates of our officers or persons selected or paid by us. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert, who in some cases must be independent, must be furnished. We must also give the trustee an annual certificate as to whether or not we have fulfilled our obligations under the mortgage throughout the preceding calendar year.

Defeasance

        The trustee will satisfy and discharge the mortgage upon our furnishing the trustee cash in trust at or before maturity sufficient to discharge the entire indebtedness on the outstanding bonds, or to redeem the outstanding bonds, except that in lieu of cash we may deposit the outstanding bonds for cancellation by the trustee and other specified resolutions, certificates and opinions.

Form of Bonds

        The bonds will be issued in the form of a single, fully registered global bond without coupons that will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as depository, and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to any purchaser of bonds. Instead, ownership of beneficial interests in the bonds will be shown on, and transfers of interest in the bonds will only be made through, records maintained by DTC and its participants. Unless it is exchanged for certificated bonds as described below, the global bond may not be transferred, except that DTC, its nominees and their successors may transfer the global bond as a whole to one another.

        So long as DTC or its nominee is the registered owner of the global bond, we will consider DTC or its nominee, as the case may be, the sole owner of the bonds represented by the global bond for all purposes under the mortgage. Except as described below, as an owner of a beneficial interest in bonds you will not be entitled to have any individual bonds registered in your name, you will not receive or be entitled to receive physical delivery of any bonds in certificated form and you will not be considered the owner of bonds for any purpose under the mortgage.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities deposited by its participants and facilitates the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in the accounts of the participants. This eliminates the need for physical exchange of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system also is available to other entities, such as securities brokers and dealers, banks and trust companies that clear transactions through, or maintain a custodial relationship with, a DTC participant. These are known as "indirect participants." DTC is owned by a number of its participants and by NYSE Euronext and the Financial Industry Regulatory Authority, Inc. The rules of DTC are on file with the SEC.

        Purchases of bonds must be made by or through DTC participants, which will receive a credit for the bonds on DTC's records. The ownership interest of each actual purchaser of a bond, who is known as the beneficial owner, will in turn be recorded on the records of direct and indirect DTC participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but we expect that beneficial owners will receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which they purchased the bonds. Transfers of ownership interests in the bonds will be accomplished by entries made on the books of participants acting directly or indirectly on behalf of beneficial owners.

        Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records relating to beneficial ownership of interests in the global bond.

        We will pay principal and interest on the bonds to DTC or its nominee, as the case may be, as the registered owner of the related global bond. We will make these payments to DTC or its nominee in immediately available funds. Neither we nor the trustee will have any responsibility or liability for the payment of principal and interest on the bonds to beneficial owners. However, we understand that it is currently the policy of DTC to credit these payments to participants' accounts on the relevant payment date in accordance with the participants' holdings as shown on DTC's records. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participants and indirect participants and not of DTC. DTC will have no knowledge of the actual beneficial owners of the bonds. DTC's records will reflect only the identity of the participants to whose accounts the bonds are credited, which may or may not be the beneficial owners. The participants and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

        Similarly, we and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of bonds under the mortgage, each person owning a beneficial interest in the bonds must rely on the procedures of DTC. If the beneficial owner is not a participant in DTC, then it must rely on the procedures of the participant through which that person owns its interest. DTC will take actions under the mortgage only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

        The giving of notices and other communications by DTC to its participants, by the participants to indirect participants, and by indirect participants to beneficial owners is governed by arrangements made among them, which may be subject to statutory or regulatory requirements.

        The foregoing description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. Neither we nor the trustee take any responsibility or liability for these operations and procedures. We urge investors to contact DTC or its participants directly to discuss these matters.

Exchange of Global Securities

        The global bond will be exchangeable for bonds in certificated form only if:

  •
  DTC is unwilling or unable to continue as depositary or it ceases to be a "clearing agency" registered under applicable law; or

  •
  Subject to DTC's procedures, we determine that one or more bonds represented by the global bond will be exchangeable for certificated bonds.

Governing Law

        The Second Supplemental Indenture and the bonds will be governed by and construed in accordance with the laws of the State of South Dakota. However, the immunities and standard of care of the trustee in connection with the administration of the trusts and duties under the supplemental indenture will be governed by and construed in accordance with the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following discussion summarizes the material United States federal income tax considerations relevant to the purchase, ownership and disposition of the bonds. This discussion is a summary for general information only and does not contain a complete analysis of all aspects of U.S. federal taxation that may be relevant to the purchase, ownership and disposition of the bonds. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder (the "Treasury Regulations"), and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the United States Internal Revenue Service ("IRS") has been or is expected to be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

        The following relates only to bonds that are acquired in the initial offering for an amount of cash equal to their issue price, which will equal the first price at which a substantial amount of the bonds is sold for cash to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and that are held as capital assets (i.e., generally, property held for investment) within the meaning of Section 1221 of the Code. In addition, this discussion does not address the effect of the federal alternative minimum tax or describe any tax consequences arising out of the tax laws of any state, local, or foreign jurisdiction.

        This discussion does not describe all of the tax considerations that may be relevant to a particular holder in light of the holder's particular circumstances or to holders that are subject to special rules, such as:

  •
  traders or dealers in securities or commodities;

  •
  tax-exempt organizations;

  •
  banks and other financial institutions;

  •
  thrifts;

  •
  insurance companies;

  •
  persons that hold the bonds as part of a "straddle," "hedge," or "conversion transaction";

  •
  U.S. holders (as defined below) that have a "functional currency" other than the U.S. dollar;

  •
  persons subject to the alternative minimum tax;

  •
  pass-through entities (e.g., partnerships and grantor trusts) or investors who hold the bonds through pass-through entities; and

  •
  certain former citizens or residents of the United States.

        In the case of a holder of the bonds that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of the bonds to a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partnership. A beneficial owner that is a partnership holding the bonds and partners in such a partnership should consult their own tax advisors.

        This summary is not, and should not be construed to be, legal or tax advice to any particular investor. Persons considering purchasing the bonds should consult their own tax advisors concerning the application of U.S. federal tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, and the possible effect of changes in applicable tax law to their particular situations.

U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to a "U.S. holder," which for purposes of this discussion means a beneficial owner of a bond that is:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any of its states or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (i) a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect prior to 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

        Taxation of Stated Interest.    Stated interest on the bonds generally will be includable in the income of a U.S. holder as ordinary interest income:

  •
  when it accrues, if the U.S. holder uses the accrual method of accounting for U.S. federal income tax purposes; or

  •
  when received, if the U.S. holder uses the cash method of accounting for U.S. federal income tax purposes.

        Optional Redemption.    We may redeem the bonds, in whole or in part, at our option (see "Description of the Bonds and Mortgage—Optional Redemption"), in which case we may be obligated to pay an amount in excess of 100% of the principal amount of the bonds. In general, a debt instrument is considered to have "original issue discount" for U.S. federal income tax purposes if it is issued for a price that is less than its "stated redemption price at maturity." The "stated redemption price at maturity" of a debt instrument generally is the sum of all payments required under the debt instrument other than payments of stated interest that are unconditionally payable at least annually at a single fixed rate. A U.S. holder of a debt instrument with original issue discount generally is required to include in gross income the amount of original issue discount as it accrues, in accordance with a constant yield method, without regard to the timing of the receipt of cash payments attributable to this income. The Treasury regulations relating to original issue discount provide generally that the issuer of a debt instrument is deemed to not exercise an option if the issuer's failure to exercise the option would minimize the yield on the debt instrument. Pursuant to these Treasury regulations, we believe that the option to redeem should be deemed not exercised for purposes of calculating the yield and maturity of the bonds. Thus, we believe that the existence of the option to redeem should not cause the bonds to be considered to have original issue discount for U.S. federal income tax purposes. The tax consequences upon our redemption of the bonds are described below under "—Sale or Other Taxable Disposition of Bonds."

        Sale or Other Taxable Disposition of Bonds.    A U.S. holder generally must recognize taxable gain or loss on the sale, redemption or other taxable disposition of a bond. The amount of a U.S. holder's gain or loss will equal the difference between the amount received for the bond (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the bond (which will be treated as ordinary interest income to the extent not previously included in gross income), and the U.S. holder's adjusted tax basis in the bond. A U.S. holder's adjusted tax basis in a bond generally equals the price the U.S. holder paid for the bond adjusted for original issue discount, if any. Any such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the holder held the bond for more than one year prior to the sale or other taxable disposition. Long-term capital gain of certain noncorporate U.S. holders currently is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        Information Reporting and Backup Withholding.    U.S. holders of bonds may be subject, under certain circumstances, to information reporting and backup withholding on payments of principal and interest and on the gross proceeds from dispositions of the bonds. Backup withholding applies only if the U.S. holder:

  •
  fails to furnish its social security or other taxpayer identification number within a reasonable time after a request for such information;

  •
  furnishes an incorrect taxpayer identification number;

  •
  has been notified by the IRS that it is subject to backup withholding for failure to report properly interest or dividends; or

  •
  fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that the holder is not subject to backup withholding.

        Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules generally is allowable as a credit against such U.S. holder's U.S. federal income tax liability, and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        We will furnish annually to the IRS, and to record holders of the bonds to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the bonds.

Non-U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a bond that is neither a U.S. holder nor a partnership or other pass-through entity for U.S. federal income tax purposes (a "non-U.S. holder").

        Non-U.S. holders should consult their tax advisors about any applicable income tax treaties, which may provide for an exemption from or a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described below.

        Taxation of Stated Interest.    Subject to the discussion of backup withholding below, payments of interest on a bond to any non-U.S. holder generally will not be subject to U.S. federal income or withholding tax if:

  •
  the non-U.S. holder is not:

  •
  an actual or constructive owner of 10% or more of the total voting power of the voting stock of our parent, Black Hills Corporation;

  •
  a controlled foreign corporation related (directly or indirectly) to Black Hills Corporation through stock ownership; or

  •
  a bank receiving interest described in Section 881(c)(3)(A) of the Code;

  •
  such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and

  •
  we or our paying agent receives:

  •
  from the non-U.S. holder, a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) under penalties of perjury, which provides the non-U.S. holder's name and address and certifies that the non-U.S. holder is a non-U.S. person; or

  •
  from a security clearing organization, bank or other financial institution that holds the bonds in the ordinary course of its trade or business (a "financial institution") on behalf of the non-U.S. holder, certification under penalties of perjury that such a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the non-U.S. holder, and a copy of the Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) as applicable.

        If a non-U.S. holder cannot satisfy the foregoing requirements, payments of interest made to such non-U.S. holder generally will be subject to 30% U.S. withholding tax unless such non-U.S. holder provides us or our agent with a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty, or (ii) IRS Form W-8ECI stating that interest paid on a bond is not subject to withholding tax because it is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

        If interest on a bond is effectively connected with the conduct by a non-U.S. holder of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), such interest generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons (and, in the case of a corporate non-U.S. holder, may also be subject to a 30% branch profits tax, or lower rate provided by a tax treaty). If interest is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, payments of such interest will not be subject to U.S. withholding tax if the holder provides us or the paying agent with appropriate certification as described above.

        Sale or Other Taxable Disposition of Bonds.    Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale, redemption or other disposition of a bond generally will not be subject to U.S. federal income tax, unless:

  •
  such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States (and, if required by a tax treaty, is attributable to a permanent establishment or fixed base in the United States); or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

        Information Reporting and Backup Withholding.    In general, payments we make to a non-U.S. holder in respect of the bonds will be reported annually to the IRS. Copies of these information returns also may be made available under the provisions of a specific tax treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

        Treasury regulations provide that the U.S. federal backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to payments of interest with respect to which either (i) the requisite certification that a non-U.S. holder is not a U.S. person, as described above, has been received or (ii) an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the sale, redemption or other disposition of the bonds to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possibly backup withholding unless a non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the sale, redemption, or other disposition of the bonds to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the sale, redemption or other disposition of the bonds to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, Treasury Regulations require information reporting (but generally not backup withholding) unless the broker has documentary evidence in its files that the beneficial owner is a non-U.S. holder and the broker has no knowledge, or reason to know, to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the requisite information is timely provided to the IRS.

        THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR CIRCUMSTANCES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF BONDS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN APPLICABLE TAX LAWS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated October     , 2009, we have agreed to sell to the underwriters named below the following respective principal amounts of the bonds:

Underwriters	Principal Amounts
RBC Capital Markets Corporation	$
RBS Securities Inc.
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
Mitsubishi UFJ Securities (USA), Inc.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.

Total	$

        The underwriting agreement provides that the underwriters are obligated to purchase all of the bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        All sales of the bonds in the United States will be made through U.S. registered broker/dealers.

        The underwriters propose to offer the bonds initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of                        % of the principal amount per bond. The underwriters and selling group members may allow a discount of                        % of the principal amount per bond on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

        We estimate that our out of pocket expenses for this offering will be approximately $                  .

        Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received or will receive customary fees.

        We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of bonds in excess of the principal amount of the bonds the underwriters are obligated to purchase, which creates a syndicate short position.

  •
  Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the bonds in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the bonds originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the bonds or preventing or retarding a decline in the market price of the bonds. As a result the price of the bonds may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time,

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

          (d)   in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression of an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

          (b)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the bonds in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of bonds are made. Any resale of the bonds in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the bonds.

Representations of Purchasers

        By purchasing the bonds in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the bonds without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the bonds to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this offering circular during the period of distribution will have a statutory right of action for damages or, while still the owner of the bonds, for rescission against us in the event that this offering circular contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the bonds. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the bonds. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the bonds were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the bonds as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the bonds should consult their own legal and tax advisors with respect to the tax consequences of an investment in the bonds in their particular circumstances and about the eligibility of the bonds for investment by the purchaser under relevant Canadian legislation.

LEGAL OPINIONS

        The validity of the securities offered by this prospectus supplement and the accompanying prospectus will be passed upon for Black Hills Power, Inc. by Steven J. Helmers, Senior Vice
President—General Counsel of Black Hills Power, Inc. Certain legal matters will be passed upon for Black Hills Power, Inc. by Conner & Winters, LLP, Tulsa, Oklahoma. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Mr. Helmers owns, directly or indirectly, 34,077 shares of common stock of Black Hills Corporation, our parent company, and holds options to purchase an additional 19,110 shares.

PROSPECTUS

        BLACK HILLS POWER, INC.
First Mortgage Bonds

        Black Hills Power, Inc. may from time to time offer to sell first mortgage bonds. We sometimes refer to the first mortgage bonds as the "bonds." Each time we sell bonds pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the bonds offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our bonds.

        There are significant risks associated with an investment in our bonds. You should read carefully the risks described under the caption "Risk Factors" beginning at page 5 of this prospectus and the risks we describe in the accompanying prospectus supplement for a better understanding of the risks and uncertainties that investors in our bonds should consider.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these bonds or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell bonds unless accompanied by a prospectus supplement.

The date of this prospectus is October 22, 2009.

        You should rely only on the information contained in this prospectus or any prospectus supplement to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these bonds. The information in this prospectus or any prospectus supplement may only be accurate on the date of those documents.

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the bonds described in this prospectus in one or more offerings. For further information about our business and the bonds, you should refer to the registration statement and its exhibits. The exhibits to the registration statement contain the full text of the contracts and other important documents summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the bonds that we may offer, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading "Where You Can Find More Information."

        This prospectus provides you with only a general description of the bonds we may offer. Each time we offer to sell bonds, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." Unless the context otherwise requires, references in this prospectus to "Black Hills Power," the "Company," "we," "us" and "our" generally refer to Black Hills Power, Inc.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and any accompanying prospectus supplement may contain "forward-looking statements" within the meaning of the Federal securities laws. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus and any accompanying prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are based on assumptions which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that, among other things, could cause actual results to differ materially from those contained in the forward-looking statements, including without limitation the following:

  •
  Our ability to obtain adequate cost recovery for our retail utility operations through regulatory proceedings and receive favorable rulings in the periodic applications to recover costs for fuel and purchased power; and our ability to add power generation assets into our regulatory rate base;

  •
  Our ability to access the bank loan and debt capital markets on reasonable terms, if at all, which is dependent in part on our ability to maintain our financial condition and credit ratings;

  •
  Our ability to obtain from utility commissions any requisite determination of prudency to support resource planning and development programs we propose to implement;

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  The timing and extent of scheduled and unscheduled outages of power generation facilities;

  •
  The possibility that we may be required to take impairment charges to reduce the carrying value of some of our long-lived assets when indicators of impairment emerge;

  •
  Changes in business and financial reporting practices arising from the enactment of the Energy Policy Act of 2005 ("EPA 2005") and subsequent rules and regulations promulgated thereunder;

  •
  Our ability to remedy any significant deficiencies or material weaknesses that may be identified in the review of our internal controls;

  •
  The timing, volatility and extent of changes in energy and commodity prices, supply or volume, the cost and availability of transportation of commodities, changes in interest or foreign exchange rates, and the demand for our services, any of which can affect our earnings, our financial liquidity and the underlying value of our assets;

  •
  Our ability to effectively use derivative financial instruments to hedge commodity risks;

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  Our ability to minimize losses related to defaults on amounts due from customers and counterparties, including counterparties to trading and other commercial transactions;

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  Our ability to comply, or to make expenditures required to comply, with changes in laws and regulations, particularly those relating to taxation, safety and protection of the environment and to recover those expenditures in our customer rates, where applicable;

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  Federal and state laws concerning climate change and air emissions, including emission reduction mandates and renewable energy portfolio standards, which may materially increase our generation and production costs and could render some of our generating units uneconomical to operate and maintain;

  •
  Weather and other natural phenomena;

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  Industry and market changes, including the impact of consolidations and changes in competition;

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  The effect of accounting policies issued periodically by accounting standard-setting bodies;

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  The cost and effects on our business, including insurance, resulting from terrorist actions or responses to such actions or events;

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  The outcome of any ongoing or future litigation or similar disputes and the impact on any such outcome or related settlements;

  •
  Price risk due to marketable securities held as investments in benefit plans;

  •
  General economic and political conditions, including tax rates or policies and inflation rates; and

  •
  Risk factors discussed elsewhere in this prospectus and in any accompanying prospectus supplement.

        New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

RISK FACTORS

        Before you invest in the bonds, you should be aware that there are various risks including those described below. You should carefully consider these risks together with all of the other information included in this document and the documents to which we have referred you. See "Where You Can Find More Information."

        We may not raise our retail rates without prior approval of the South Dakota Public Utilities Commission (the "SDPUC"), the Wyoming Public Service Commission (the "WPSC") or the Montana Public Service Commission (the "MTPSC"). These regulatory commissions may refuse to approve some or all of the utility rate increases we have requested or may request in the future, or may determine that amounts passed through to customers were not prudently incurred and are, therefore, not recoverable.

        Our regulated electricity operations are subject to cost-of-service regulation and earnings oversight. This regulatory treatment does not provide any assurance as to achievement of desired earnings levels. Our rates are regulated on a state-by-state basis by the relevant state regulatory authorities based on an analysis of our costs, as reviewed and approved in a regulatory proceeding. The rates that we are allowed to charge may or may not match our related costs and allowed return on invested capital at any given time. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the state public utility commissions will judge all of our costs, including our borrowing and debt service costs, to have been prudently incurred or that the regulatory process in which rates are determined will always result in rates that will produce a full recovery of our costs and the return on invested capital allowed by the applicable state public utility commission.

        To some degree, we are permitted to recover certain costs (such as increased fuel, purchased power costs and transmission, as applicable) without having to file a rate case. To the extent we pass through such costs to ratepayers and a state public utility commission subsequently determines that such costs should not have been paid by ratepayers, we may be required to refund such costs to ratepayers. Any such costs not recovered through rates, or any such refund, could negatively affect our revenues, cash flows and results of operations.

        The recent global financial crisis has made the credit markets less accessible and created a shortage of available credit. We may, therefore, be unable to obtain the financing needed to refinance debt, fund planned capital expenditures or otherwise execute our operating strategy.

        Our ability to execute our operating strategy is highly dependent upon our access to capital. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt and fund working capital and planned capital expenditures) with operating cash flow and proceeds of debt offerings. Our ability and the ability of our parent, Black Hills Corporation, to access the capital markets and the costs and terms of available financing depend on many factors, including changes in our credit ratings, changes in the federal or state regulatory environment affecting energy companies, volatility in commodity or electricity prices and general economic and market conditions.

        Recent financial distress within the global economy has caused significant disruption in the credit markets. Among other things, long-term interest rates on debt securities have increased significantly and the volume of debt security issuances has decreased. Recent actions taken by the United States government, the Federal Reserve and other governmental and regulatory bodies may be insufficient to stabilize these markets. The longer such conditions persist, the more significant the implications become for us, including the possibility that adequate capital may not be available (or available on reasonable commercial terms) for us to refinance indebtedness. Among other things, alternatives could include deferring portions of our planned capital expenditure program or selling assets. The failure to consummate refinancings, and any actions taken in lieu of such refinancings, could have a material adverse effect on our results of operations, cash flows and financial condition.

        The recent global financial crisis has also increased our counterparty credit risk.

        As a consequence of the prolonged recession, the creditworthiness of many of our contractual counterparties has deteriorated. As the creditworthiness of our counterparties deteriorates, we face increased exposure to counterparty credit default.

        We have established guidelines, controls and limits to manage and mitigate credit risk. For our large commercial and industrial customers, we seek to mitigate our credit risk by conducting a majority of our business with investment grade companies, setting tenor and credit limits commensurate with counterparty financial strength, obtaining netting agreements and securing our credit exposure with less creditworthy counterparties through parent company guarantees, prepayments, letters of credit and other security agreements. Although we aggressively monitor and evaluate changes in our counterparties' credit status and adjust the credit limits based upon changes in the customer's creditworthiness, our credit guidelines, controls and limits may not protect us from increasing counterparty credit risk under today's stressed financial conditions. To the extent the financial crisis causes our credit exposure to contractual counterparties to increase materially, such increased exposure could have a material adverse effect on our results of operations, cash flows and financial condition.

        National and regional economic conditions may cause increased late payments and uncollectible accounts, which would reduce earnings and cash flows.

        A prolonged recession may lead to an increase in late payments from retail and commercial utility customers. If late payments and uncollectible accounts increase, earnings and cash flows from our continuing operations may be reduced.

        Our credit ratings could be lowered below investment grade in the future. If this were to occur, our access to capital and our cost of capital and other costs would be negatively affected.

        Our credit rating on our currently outstanding First Mortgage Bonds is "A3" by Moody's, "BBB" by S&P and "A-" by Fitch. Any reduction in our ratings by Moody's, S&P or Fitch could adversely affect our ability to refinance or repay our existing debt and to complete new financings.

        Construction, expansion, refurbishment and operation of power generating and transmission facilities involve significant risks which could lead to lost revenues or increased expenses.

        The construction, expansion, refurbishment and operation of power generating and transmission facilities involve many risks, including:

  •
  The inability to obtain required governmental permits and approvals;

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  Contract restrictions upon the timing of scheduled outages;

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  Cost of supplying or securing replacement power during scheduled and unscheduled outages;

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  The unavailability or increased cost of equipment and labor supply;

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  Supply interruptions, work stoppages and labor disputes;

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  Capital and operating costs to comply with increasing stringent environmental laws and regulations;

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  Opposition by members of public or special-interest groups;

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  Weather interferences;

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  Unexpected engineering, environmental and geological problems; and

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  Unanticipated cost overruns.

        The ongoing operation of our facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. Any of these risks could cause us to operate below expected capacity levels, which in turn could reduce revenues, increase expenses, or cause us to incur higher maintenance costs and penalties. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance and our rights under warranties or performance guarantees may not be timely or adequate to cover lost revenues, increased expenses or liquidated damage payments.

        Because prices in the wholesale power markets are volatile, our revenues and expenses may fluctuate.

        A portion of the variability of our net income in recent years has been attributable to wholesale electricity sales. The related power prices are influenced by many factors outside our control, including among other things, fuel prices, transmission constraints, supply and demand, weather, general economic conditions and the rules, regulations and actions of the system operators in those markets.

        Moreover, unlike most other commodities, electricity cannot be stored and therefore must be produced concurrently with its use. As a result, wholesale power markets are subject to significant, unpredictable price fluctuations over relatively short periods of time.

        Our operating results can be adversely affected by milder weather.

        Our utility business is a seasonal business and weather patterns can have a material impact on our operating performance. Demand for electricity is typically greater in the summer and winter months associated with cooling and heating. Accordingly, our utility operations have historically generated less revenues and income when weather conditions are cooler in the summer and warmer in the winter. Unusually mild summers and winters therefore could have an adverse effect on our financial condition and results of operations.

        Our business is subject to substantial governmental regulation and permitting requirements as well as environmental liabilities, including those we assumed in connection with certain acquisitions. We may be adversely affected if we fail to achieve or maintain compliance with existing or future regulations or requirements, or the potentially high cost of complying with such requirements or addressing environmental liabilities.

        Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally must obtain and comply with a variety of licenses, permits and other approvals in order to operate, which could require significant capital expenditures and operating costs. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines; claims for property damage or personal injury; or environmental clean-up costs. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, which could require additional unexpected expenditures and have a detrimental effect on our business.

        We strive to comply with all applicable environmental laws and regulations. Future steps to bring our facilities into compliance, if necessary, could be expensive, and could adversely affect our results of operations and financial condition. We expect our environmental compliance expenditures to be substantial in the future due to the continuing trends toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the number of assets we operate.

        Federal and state laws concerning climate change and air emissions, including emission reduction mandates and renewable energy portfolio standards, may materially increase our generation and production costs and could render some of our generating units uneconomical to operate and maintain.

        We own and operate regulated fossil-fuel generating plants in South Dakota and Wyoming. We are constructing another fossil-fuel generating plant in Wyoming. Air emissions of fossil-fuel generating plants are subject to federal, state and tribal regulation. Recent developments under federal and state laws and regulation governing air emissions from fossil-fuel generating plants will likely result in more stringent emission limitations.

        On April 2, 2007, the U.S. Supreme Court issued a decision in the case of Massachusetts v. U.S. Environmental Protection Agency, holding that CO2 and other greenhouse gas ("GHG") emissions are pollutants subject to regulation under the motor vehicle provisions of the Clean Air Act. The case was remanded to the U.S. Environmental Protection Agency (the "EPA") for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or alternatively, to explain why GHG emissions should not be regulated. On April 17, 2008, the EPA issued its proposed endangerment finding under Section 202 of the Clean Air Act. Although this proposal does not specifically address stationary sources, such as power generation plants, the general endangerment finding relative to GHGs could support such a proposal by the EPA for stationary sources. On March 10, 2009, the EPA released proposed rules regarding a mandatory GHG reporting regimen, the purpose of which would be to collect data to inform future policy and regulatory decisions. Finally, federal legislation is currently under consideration in the U.S. Congress, including H.R. 2454, "the American Clean Energy and Security Act of 2009," which was approved by the U.S. House of Representatives on June 26, 2009. This legislation would affect electric generation and electric and natural gas distribution companies. H.R. 2454 would establish mandatory GHG reduction targets, utilizing a Federal emissions cap-and-trade program. H.R.2454 also proposes a national renewable electricity standard, which would implement a phased process ultimately mandating that 20% of electricity sold by retail suppliers be met by energy efficiency improvements and renewable energy resources by 2020. The Senate is expected to consider its own version of the legislation later in 2009 or in 2010.

        In addition, the EPA announced on September 30, 2009 a proposed rule that, among other things, would establish lower emissions thresholds for certain permit programs administered under the Clean Air Act, and would require power plants and certain other facilities emitting more than 25,000 tons of greenhouse gases per year to obtain (or renew, in the ordinary course) operating permits incorporating new, and possibly more stringent, emissions control practices and technologies, such as Best Available Control Technology or New Source Performance Standards, for new and existing facilities making major modifications to their operations.

        Due to the uncertainty as to the final outcome of federal climate change legislation, or regulatory changes under the Clean Air Act, we cannot definitively estimate the effect of GHG regulation on our results of operations, cash flows or financial position. The impact of GHG legislation or regulation upon our company will depend upon many factors, including but not limited to the timing of implementation, the GHG sources that are regulated, the overall GHG emissions cap level, and the availability of technologies to control or reduce GHG emissions. If a "cap and trade" structure is implemented, the impact will also be affected by the degree to which offsets are allowed, the allocation of emission allowances to specific sources, and the effect of carbon regulation on natural gas and coal prices.

        More stringent GHG emissions limitations or other energy efficiency requirements, however, could require us to incur significant additional costs relating to, among other things, the installation of additional emission control equipment, the acceleration of capital expenditures, the purchase of additional emissions allowances or offsets, the acquisition or development of additional energy supply from renewable resources, and the closure of certain generating facilities. To the extent our regulated fossil-fuel generating plants are included in rate base, we will attempt to recover costs associated with complying with emission standards or other requirements. Any unrecovered costs could have a material impact on our results of operations and financial condition. In addition, future changes in environmental regulations governing air emissions could render some of our power generating units more expensive or uneconomical to operate and maintain.

        We serve customers in Montana, South Dakota and Wyoming. Montana has adopted mandatory renewable portfolio standards that require electric utilities to supply a minimum percentage of the power delivered to customers from renewable resources (e.g., wind, solar, biomass) by a certain date in the future. These renewable energy portfolio standards have increased the power supply costs of our electric operations. If this state increases its renewable energy portfolio standards, or if similar standards are imposed by South Dakota or Wyoming, our power supply costs will further increase. Although we will seek to recover these higher costs in rates, any unrecovered costs could have a material negative impact on our results of operations and financial condition.

        Governmental authorities may assess penalties on us if it is determined that we have not complied with environmental laws and regulations.

        If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against others within industries in which we operate highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities in particular.

        Increased risks of regulatory penalties could negatively impact our business.

        EPA 2005 increased the Federal Energy Regulatory Commission's ("FERC") civil penalty authority for violation of FERC statutes, rules and orders. FERC can now impose penalties of $1.0 million per violation, per day. Many rules that were historically subject to voluntary compliance are now mandatory and subject to potential civil penalties for violations. If a serious violation did occur, and penalties were imposed by FERC, it could have a material adverse effect on our operations or our financial results.

        Increasing costs associated with our defined benefit retirement plans may adversely affect our results of operations, financial position or liquidity.

        We have defined benefit pension plans that cover a substantial portion of our employees. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. In addition, the Pension Protection Act of 2006 changed the minimum funding requirements for defined benefit pension plans beginning in 2008.

        Increasing costs associated with health care plans may adversely affect our results of operations, financial position or liquidity.

        The costs of providing health care benefits to our employees and retirees have increased substantially in recent years. We believe that our employee benefit costs, including costs related to health care plans for our employees and former employees, will continue to rise. The increasing costs and funding requirements associated with our health care plans may adversely affect our results of operations, financial position or liquidity.

        An effective system of internal control may not be maintained, leading to material weaknesses in internal control over financial reporting.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires management to make an assessment of the design and effectiveness of internal controls. During their assessment of these controls, management may identify areas of weakness in control design or effectiveness, which may lead to the conclusion that a material weakness in internal control exists.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for each period indicated. The ratio was computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations (before adjustment for income taxes, minority interests in consolidated subsidiaries or income or loss from equity investees), plus fixed charges and distributed income of equity investees and less interest capitalized, preference security dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
Ratio of earnings to fixed charges	2.77	2.80	3.34	4.09	3.39	3.59	2.99

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of any bonds described in this prospectus for working capital and general corporate purposes, which may include:

  •
  repayment or refinancing of outstanding debt;

  •
  capital expenditures;

  •
  acquisitions;

  •
  investments; and

  •
  other business opportunities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Risk Factors" and our financial statements and the related notes included elsewhere in this prospectus.

Overview

  Six Months Ended June 30, 2009

	Six Months Ended June 30, (in thousands)
	2009	2008
Revenue	$101,294	$115,610
Fuel and purchased power	42,515	55,725

Gross margin	58,779	59,885
Operating expenses other than fuel and purchased power	43,068	40,023

Operating income	$15,711	$19,862

Net income	$10,069	$10,827

        The following tables provide certain operating statistics:

	Electric Revenue (in thousands)
	Six Months Ended June 30,
Customer Base	2009	Percentage Change	2008
Commercial	$29,194	10%	$26,535
Residential	24,672	7	22,980
Industrial	9,780	(10)	10,838
Municipal sales	1,296	3	1,264

Total retail sales	64,942	5	61,617
Contract wholesale	12,184	(8)	13,202
Wholesale off system	14,985	(56)	34,335

Total electric sales	92,111	(16)	109,154
Other revenue	9,183	42	6,456

Total revenue	$101,294	(12)%	$115,610

	Megawatt Hours Sold
	Six Months Ended June 30,
Customer Base	2009	Percentage Change	2008
Commercial	345,211	3%	335,772
Residential	282,599	2	277,140
Industrial	179,968	(15)	211,697
Municipal sales	15,662	(1)	15,845

Total retail sales	823,440	(2)	840,454
Contract wholesale	311,927	(5)	328,585
Wholesale off system	474,403	(7)	511,511

Total electric sales	1,609,770	(4)	1,680,550
Losses and company use	67,293	119	30,776

Total energy	1,677,063	(2)%	1,711,326

	Power Plant Availability
	Six Months Ended June 30,
	2009	2008
Coal-fired plants	87.0%*	84.0%**
Other plants	95.8%	91.0%
Total availability	90.8%	87.5%

*
Reflects major outages at Neil Simpson I and Neil Simpson II coal-fired plants. The Neil Simpson I outage was scheduled for 31 days and was subsequently extended to 39 days. The Neil Simpson II outage was scheduled for 18 days and was subsequently extended to 27 days. The outages were extended on both units for major rotor damage discovered during the overhauls.

**
Reflects major maintenance outages at our Ben French, Neil Simpson I and Osage coal-fired plants. The Ben French outage was scheduled for 25 days and was subsequently extended to accelerate major maintenance originally scheduled for 2009. The actual outage was 88 days and resulted in the plant's output being restored to its full rated capacity. The Osage outage was originally scheduled for approximately 10 days and lasted 52 days as a result of additional unplanned required maintenance. All the plants were online by the end of the second quarter of 2008.

	Megawatt Hours Generated and Purchased
	Six Months Ended June 30,
Resources	2009	Percentage Change	2008
MWh generated
Coal	786,208	(4)%	817,630
Gas	6,825	(84)	41,831

	793,033	(8)	859,461
MWh purchased	884,030	4	851,865

Total resources	1,677,063	(2)%	1,711,326

	Heating and Cooling Degree Days
	Six Months Ended June 30,
	2009	2008
Heating and cooling degree days:
Actual
Heating degree days	4,527	4,591
Cooling degree days	51	29
Variance from normal
Heating degree days	5%	7%
Cooling degree days	(50)%	(71)%

  Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands)
Revenue	$232,674	$199,701	$193,166
Fuel and purchased power	113,672	79,425	81,215

Gross margin	119,002	120,276	111,951
Operating expenses other than fuel and purchased power	80,366	72,762	71,949

Operating income	$38,636	$47,514	$40,002

Net income	$22,759	$24,896	$18,724

        The following tables provide certain operating statistics:

	Electric Revenue (in thousands)
Customer Base	2008	Percentage Change	2007	Percentage Change	2006
Commercial	$58,289	4%	$55,991	13%	$49,756
Residential	46,854	3	45,657	13	40,491
Industrial	21,432	(2)	21,974	6	20,694
Municipal sales	2,734	1	2,697	12	2,401

Total retail sales	129,309	2	126,319	11	113,342
Contract wholesale	26,643	6	25,240	2	24,705
Wholesale off-system	63,770	81	35,210	(17)	42,489

Total electric sales	219,722	18	186,769	3	180,536
Other revenue	12,952	—	12,932	2	12,630

Total revenue	$232,674	17%	$199,701	3%	$193,166

Megawatt Hours Sold
Customer Base	2008	Percentage Change	2007	Percentage Change	2006
Commercial	699,734	1%	690,702	4%	667,220
Residential	524,413	1	518,148	4	499,152
Industrial	414,421	(5)	434,627	—	433,019
Municipal sales	34,368	(1)	34,661	5	32,961

Total retail sales	1,672,936	—	1,678,138	3	1,632,352
Contract wholesale	665,795	2	652,931	1	647,444
Wholesale off-system	1,074,398	58	678,581	(28)	942,045

Total electric sales	3,413,129	13%	3,009,650	(7)%	3,221,841

        We established a new summer peak load of 430 megawatts ("MW") in July 2007 and a new winter peak load of 407 MW in December 2008. We own 434 MW of electric utility generating capacity and purchase an additional 50 MW under a long-term agreement expiring in 2023.

Power Plant Availability
	2008	2007	2006
Coal-fired plants	93.5%	95.4%	93.5%
Other plants	89.2%	99.4%	98.6%
Total availability	91.6%	97.2%	95.7%

Megawatt Hours Generated and Purchased
Resources	2008	Percentage Change	2007	Percentage Change	2006
MWh generated:
Coal	1,731,838	(2)%	1,758,280	2%	1,729,636
Gas	61,801	(32)	90,618	67	54,299

	1,793,639	(3)	1,848,898	4	1,783,935
MWh purchased	1,703,088	33	1,279,005	(18)	1,553,024

Total resources	3,496,727	12%	3,127,903	(6)%	3,336,959

Heating and Cooling Degree Days
	2008	2007	2006
Heating and cooling degree days:
Actual
Heating degree days	7,676	6,627	6,472
Cooling degree days	482	1,033	931
Variance from normal
Heating degree days	6%	(7)%	(10)%
Cooling degree days	(19)%	74%	56%

Results of Operations

        Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008.    Net income decreased $0.8 million from the prior period primarily due to the following:

  •
  A $3.8 million decrease in margins from off-system sales reflecting the lower margins available in the industry's current low energy price environment; and

  •
  A $2.3 million increase in employee benefit costs.

Partially offsetting the decreases were the following:

  •
  Increased gross margins of $3.0 million due to an increase in transmission rates effective January 1, 2009; and

  •
  Increased allowance for funds used during construction ("AFUDC") of $2.5 million primarily due to construction of Wygen III in 2009.

        2008 Compared to 2007.    Net income decreased $2.1 million or 9% primarily due to:

  •
  A $2.6 million reduction in retail and wholesale sales margins due to increased fuel and purchased power costs, primarily due to increased coal costs and scheduled and unscheduled outages at Ben French, Osage and Neil Simpson I coal-fired plants. The duration of the Ben French outage was three months as we accelerated the completion of maintenance projects that were originally scheduled for this plant in 2009;

  •
  Increased operating expenses due to increased repairs and maintenance expenses and labor overhead costs; and

  •
  Increased administrative and general expenses of $1.9 million due to an increase in the workers' compensation reserve.

Partially offsetting the decreases to earnings was the following:

  •
  Margins from wholesale off-system sales increased $1.3 million. Total Megawatt-hours ("MWhs") increased 58% as we were able to take advantage of favorable market conditions and high Midcontinent pricing due to below normal temperatures; and

  •
  Income related to a $5.3 million increase of AFUDC, primarily attributable to the ongoing construction of Wygen III.

        2007 Compared to 2006.    Income from continuing operations increased 33% primarily due to:

  •
  Retail sales revenues increased 11% due to an increase in rates that went into effect on January 1, 2007 and a 3% increase in MWh sold;

  •
  Purchased power decreased 9% due to an 18% decrease in MWh purchased, partially offset by a 10% increase in price per MWh;

  •
  Margins from wholesale off-system sales increased 7%; and

  •
  Lower property taxes due to lower assessed property valuations.

Partially offsetting the increases to earnings was the following:

  •
  Fuel expense increased 23% due to increased coal prices and the use of higher cost gas generation to meet demand requirements.

Rate Increase Settlement

        In December 2006, we received an order from the SDPUC, effective January 1, 2007, approving a 7.8% increase in retail rates and the addition of tariff provisions for automatic cost adjustments. The cost adjustments require us to absorb a portion of power cost increases partially depending on earnings from certain short-term wholesale sales of electricity. Absent certain conditions, the order also restricts us from requesting an increase in base rates that would go into effect prior to January 1, 2010. South Dakota retail customers account for approximately 91% of our total retail revenues.

Credit Ratings

        Credit ratings impact our ability to obtain short- and long-term financing, the cost of such financing, and vendor payment terms, including collateral requirements. As of June 30, 2009, our first mortgage bonds credit ratings, as assessed by the three major credit rating agencies, were as follows:

Rating Agency	Rating	Outlook
Moody's	Baa1	Stable
S&P	BBB	Stable
Fitch	A-	Stable

        In August 2009, Moody's upgraded the senior secured debt rating to A3. These ratings are not recommendations to buy, sell or hold the bonds and are subject to revision or withdrawal by the rating agencies.

BLACK HILLS POWER, INC.

General

        We are a regulated electric utility serving customers in South Dakota, Wyoming and Montana. We are incorporated in South Dakota and began providing electric utility service in 1941. We are a wholly-owned subsidiary of publicly traded Black Hills Corporation.

        We engage in the generation, transmission and distribution of electricity. We have a solid foundation of revenues, earnings and cash flow that support our capital expenditures, and overall performance and growth.

        Our headquarters and principal executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701. Our telephone number is (605) 721-1700.

Recent Developments

        Rate Case Filed with the WPSC.    On October 19, 2009, we filed a rate case with the WPSC requesting an electric revenue increase to recover costs associated with Wygen III and other generation, transmission and distribution assets, and increased operating expenses incurred since 1995. We are seeking a $3.8 million, or 38.95 percent, increase in annual utility revenues and we anticipate that the new rates would be effective for our Wyoming customers on or around April 1, 2010, although recovery could be delayed until August 2010 as part of the regulatory process. The proposed rate increase is subject to approval by the WPSC and management can provide no assurance as to the outcome of this proceeding.

        Rate Case Filed with the SDPUC.    On September 30, 2009, we filed a rate case with the SDPUC requesting an electric revenue increase to recover costs associated with Wygen III and other generation, transmission and distribution assets and increased operating expenses incurred during the past four years. We are seeking a $32.0 million, or 26.6 percent, increase in annual utility revenues and we anticipate that the new rates would be effective for our South Dakota customers on or around April 1, 2010. The proposed rate increase is subject to approval by the SDPUC and management can provide no assurance as to the outcome of this proceeding.

        Wygen III Power Plant Project and Sale to MDU Resources Group, Inc. ("MDU").    In March 2008, we received final regulatory approval for construction of Wygen III, a 110 MW coal-fired base load electric generating facility. Construction began immediately and the facility is expected to be completed by June 2010. The expected cost of construction is approximately $255 million, which includes estimates for AFUDC. Our 2004 power purchase agreement with MDU included an option for MDU to purchase an ownership interest in Wygen III. MDU exercised this option, and under an agreement entered into in April 2009, we retained an undivided ownership of 75% of the facility with MDU owning the remaining 25%. At closing on April 9, 2009, MDU reimbursed us for its 25%, or $32.8 million, of the total costs incurred to date on the ongoing construction of the facility. MDU will continue to reimburse us for its 25% share of the total costs paid to complete the project. We will retain responsibility for operations of the facility with a life-of-plant site lease and agreements with MDU for operations and coal supply. In conjunction with the sales transaction, we also modified our 2004 power purchase agreement with MDU under which we supplied MDU with 74 MW of capacity and energy through 2016. The power purchase agreement with MDU now provides that once online, the first 25 MW of MDU's required 74 MW will be supplied from its ownership interest in Wygen III. During periods of reduced production at Wygen III, or during periods when Wygen III is offline, we will provide MDU with such 25 MW from our other generation facilities or system purchases.

        Extension of Long-Term Power Sales Agreement with Municipal Energy Agency of Nebraska ("MEAN").    In March 2009, our 10-year power sales contract with MEAN that originally expired in 2013 was re-negotiated and extended until 2023. Under the new contract, MEAN will initially purchase 20 MW of unit-contingent capacity from the Neil Simpson II and the Wygen III plants with capacity purchase decreasing to 15 MW in 2018, 12 MW in 2020 and 10 MW in 2022 and thereafter. The Neil Simpson II plant is a 90 MW coal-fired plant which commenced operations in 1995 and is located in Gillette, Wyoming. The unit-contingent capacity amounts from Wygen III and Neil Simpson II plants are as follows:

2009-2017	20 MW—10 MW contingent on Wygen III and 10 MW contingent on Neil Simpson II
2018-2019	15 MW—10 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II
2020-2021	12 MW—6 MW contingent on Wygen III and 6 MW contingent on Neil Simpson II
2022-2023	10 MW—5 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II

        Purchase Power Agreement with MEAN.    In July 2009, we entered into a five-year purchase power agreement with MEAN. The contract commences the month following the commercial operations of Wygen III. Under this contract, MEAN will purchase 5 MW of unit-contingent capacity from Neil Simpson II and 5 MW of unit-contingent capacity from Wygen III.

Distribution and Transmission

        Distribution and Transmission.    Our distribution and transmission system serves approximately 66,000 electric customers, with an electric transmission system of 497 miles of high voltage lines (greater than 69 KV) and 2,834 miles of lower voltage lines. In addition, we jointly own 47 miles of high voltage lines with Basin Electric Power Cooperative ("Basin Electric"). Our service territory covers a 9,300 square mile area of western South Dakota, northeastern Wyoming and southeastern Montana with a strong and stable economic base. Approximately 91% of our retail electric revenues in 2008 were generated in South Dakota.

        The following are characteristics of our distribution and transmission businesses:

  •
  We have a diverse customer and revenue base. Our revenue mix for the year ended December 31, 2008 was comprised of 25% commercial, 20% residential, 11% contract wholesale, 27% wholesale off-system, 9% industrial and 8% municipal sales and other revenue. Approximately 80% of our large commercial and industrial customers are provided service under long-term contracts.

  •
  We are subject to regulation by the SDPUC, the WPSC and the MTPSC. In December 2006, we received an order from the SDPUC approving a 7.8% increase in retail rates and the addition of tariff provisions for automatic adjustments of rates for changes in energy, fuel and transmission costs effective January 1, 2007. The cost adjustments require us to absorb a portion of power cost increases, depending in part on earnings on certain short-term wholesale sales of electricity. Absent certain conditions, the order also restricts us from requesting an increase in base rates that would go into effect prior to January 1, 2010.

  •
  We own 35% and Basin Electric owns 65% of a transmission tie that provides an interconnection between the Western and Eastern transmission grids, enabling access to both the Western Electricity Coordinating Council ("WECC") region in the West, and the Mid-Continent Area Power Pool ("MAPP") region in the East. Our system is located in the WECC region. The total transfer capacity of the tie is 400 MW—200 MW from West to East and 200 MW from East to West. This transmission tie allows us to buy and sell energy in the Eastern interconnection without having to isolate and physically reconnect load or generation between the two electrical transmission grids. The transmission tie accommodates scheduling transactions in both directions simultaneously. This transfer capability provides additional opportunity to sell our excess generation or to make economic purchases to serve our native load and our contract obligations, and to take advantage of the power price differentials between the two electric grids.

    Additionally, our system is capable of directly interconnecting up to 80 MW of generation or load to the Eastern transmission grid. Transmission constraints within the MAPP transmission system may limit the amount of capacity that may be directly interconnected to the Eastern system at any given time.

  •
  We have firm point-to-point transmission access to deliver up to 50 MW of power on PacifiCorp's transmission system to wholesale customers in the Western region from 2007 through 2023.

  •
  We have firm network transmission access to deliver power on PacifiCorp's system to Sheridan, Wyoming to serve our power sales contract with MDU through 2016, with the right to renew pursuant to the terms of PacifiCorp's transmission tariff.

        Power Sales Agreements.    We sell a portion of our current load under long-term contracts. Our key contracts include:

  •
  An agreement under which we supply up to 74 MW of capacity and energy to MDU for the Sheridan, Wyoming electric service territory through the end of 2016. The power purchase agreement with MDU now provides that once online, the first 25 MW of MDU's required 74 MW will be supplied from its ownership interest in Wygen III. During periods of reduced production at Wygen III, or during periods when Wygen III is offline, we will provide MDU with such 25 MW from our other generation facilities or system purchases. The sales to MDU have been integrated into our control area and are considered part of our firm native load;

  •
  An agreement with the City of Gillette, Wyoming, to provide the City its first 23 MW of capacity and energy annually. The sales to the City of Gillette have been integrated into our control area and are considered part of our firm native load. The agreement renews automatically and requires a seven year notice of termination. As of December 31, 2008, neither party to the agreement had given a notice of termination;

  •
  An agreement that expires in 2023 under which MEAN will purchase 20 MW of unit-contingent capacity from the Neil Simpson II and the Wygen III plants with capacity purchase decreasing to 15 MW in 2018, 12 MW in 2020 and 10 MW in 2022. The unit-contingent capacity amounts from Wygen III and Neil Simpson II plants are as follows:

2009-2017	20 MW—10 MW contingent on Wygen III and 10 MW contingent on Neil Simpson II
2018-2019	15 MW—10 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II
2020-2021	12 MW—6 MW contingent on Wygen III and 6 MW contingent on Neil Simpson II
2022-2023	10 MW—5 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II
  •
  In July 2009, we entered into a five-year purchase power agreement with MEAN. The contract commences the month following the month in which Wygen III begins commercial operations. Under this contract, MEAN will purchase an additional 10 MW: 5 MW of unit-contingent capacity from Neil Simpson II and 5 MW of unit-contingent capacity from Wygen III.

        Regulated Power Plants and Purchased Power.    Our electric load is primarily served by our generating facilities in South Dakota and Wyoming, which provide 434 MW of generating capacity, with the balance supplied under purchased power and capacity contracts. Approximately 50% of our capacity is coal-fired, 39% is oil- or gas-fired, and 11% is supplied under the following purchased power contracts:

  •
  A power purchase agreement expiring in 2023, involving the purchase by us of 50 MW of coal-fired baseload power;

  •
  A reserve capacity integration agreement expiring in 2012, which makes available to us 100 MW of reserve capacity in connection with the utilization of the Ben French Combustion Turbine units;

  •
  A 20-year power purchase agreement with Cheyenne Light, Fuel and Power Company ("Cheyenne Light") expiring in 2028, under which we will purchase up to 20 MW of renewable energy through Cheyenne Light's agreement with Happy Jack Wind Farms, LLC;

  •
  A power purchase agreement with Cheyenne Light that renews year to year, under which we will purchase up to approximately 28 MW of renewable energy through Cheyenne Light's agreement with Silver Sage Windpower, LLC. This agreement is pending approval from FERC; and

  •
  A Generation Dispatch Agreement with Cheyenne Light that requires the Company to purchase all of Cheyenne Light's excess energy.

        Since 1995, we have been a net producer of energy. We reached our 2008 peak system load of 409 MW in August 2008 with an average system load of 255 for the year ended December 31, 2008. None of our generation is restricted by hours of operation, thereby providing us the ability to generate power to meet demand whenever necessary and economically feasible. We have historically optimized the utilization of our power supply resources by selling wholesale power to other utilities and to power marketers in the spot market, and through short-term sales contracts primarily in the WECC and MAPP regions. Our 294 MW of low-cost, coal-fired resources supports most of our native load requirements and positions us for these wholesale off-system sales.

Regulations

  Rate Regulation

        Rates for our retail electric service are subject to regulation by the SDPUC for customers in South Dakota, the WPSC for customers in Wyoming and the MTPSC for customers in Montana. Any changes in retail rates are subject to approval by the respective regulatory body. We have rate adjustment mechanisms in Montana and South Dakota which provide for pass-through of certain costs related to the purchase, production and/or transmission of electricity. We are also subject to the jurisdiction of FERC with respect to accounting practices, transmission and wholesale electricity sales. We have been granted market-based rate authority by the FERC and are not required to file cost-based tariffs for wholesale electric rates. Rates charged by us for use of our transmission system are subject to regulation by the FERC.

        In South Dakota, we have three adjustment mechanisms: transmission, steam plant fuel and conditional energy cost adjustment. The transmission and steam plant fuel adjustment clauses will either pass along or give credits back to South Dakota customers based on actual costs incurred on a yearly basis. The conditional energy cost adjustment relates to purchased power and natural gas used to generate electricity. These costs are subject to $2.0 million and $1.0 million cost bands where we absorb the first $2.0 million of increased costs or retain the first $1.0 million in savings. Beyond these thresholds, costs or refunds begin to be passed on to South Dakota customers through annual calendar-year filings.

  Environmental Regulations

        We are subject to federal, state and local laws and regulations with regard to air and water quality, waste disposal, federal health and safety regulations, and other environmental matters. We have incurred, and expect to incur, capital, operating and maintenance costs to comply with the operations of our plants. While the requirements are evolving, it is virtually certain that environmental requirements placed on the operations will continue to be more restrictive.

  Regulatory Accounting

        As it pertains to the accounting for our regulated utility operations, we follow SFAS 71 and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions in which we operate. If rate recovery becomes unlikely or uncertain, due to competition or regulatory action, these accounting standards may no longer apply to our generation operations. In the event we determine that we no longer meet the criteria for following SFAS 71, the accounting impact to us could be an extraordinary non-cash charge to operations of an amount that could be material.

Legal Proceedings

        We are subject to various legal proceedings, claims and litigation which arise in the ordinary course of operations. In the opinion of management, the amount of liability, if any, with respect to these actions would not materially affect our financial position, results of operations or cash flows.

 DESCRIPTION OF THE BONDS AND MORTGAGE

        We may issue first mortgage bonds from time to time, in one or more offerings. We will set forth in the applicable prospectus supplement a description of the terms of the offering of the first mortgage bonds, including the maturity date, interest, the net proceeds to us and other information relating to such offering.

PLAN OF DISTRIBUTION

        From time to time, we may sell the bonds offered by this prospectus:

  •
  through underwriters or dealers;

  •
  through agents;

  •
  directly to purchasers; or

  •
  through a combination of any of these methods of sale.

        This prospectus may be used in connection with any offering of our bonds through any of these methods or other methods described in the applicable prospectus supplement. Any underwriter, dealer or agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933.

        The applicable prospectus supplement relating to the bonds will set forth:

  •
  their offering terms, including the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the bonds and the net proceeds we may receive from the sale;

  •
  any underwriting discounts, fees, commissions and other items constituting compensation to underwriters, dealers or agents;

  •
  any initial public offering price;

  •
  any discounts, commissions or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

  •
  any securities exchanges on which the bonds may be listed.

        If underwriters or dealers are used in the sale, the bonds will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions,

  •
  at a fixed price or prices which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

The bonds may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters or dealers to purchase the offered bonds will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the offered bonds if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

        Bonds may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the bonds in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase bonds from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

        Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by us to payments which they may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        Each class or series of bonds will be a new issue of bonds with no established trading market. We may elect to list any other class or series of securities on any exchange, but are not obligated to do so. Any underwriters to whom bonds are sold by us for public offering and sale may make a market in such bonds, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any bonds.

LEGAL OPINIONS

        The validity of the bonds offered by this prospectus will be passed upon for Black Hills Power, Inc. by Steven J. Helmers, Senior Vice President-General Counsel of Black Hills Power, Inc. Certain legal matters will be passed upon for Black Hills Power, Inc. by Conner & Winters, LLP, Tulsa, Oklahoma, and for the underwriters, dealers, or agents, if any, by their own legal counsel. Mr. Helmers owns, directly or indirectly, 34,077 shares of common stock of Black Hills Corporation, our parent company, and holds options to purchase an additional 19,110 shares.

EXPERTS

        The financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Registration Statement, and the related financial statement schedule included in this Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this Registration Statement. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act of 1933 with respect to the bonds offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the bonds offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

        We also file annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

Management's Report on Internal Control over Financial Reporting

        We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2008.

        The Company's 2008 annual report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in such annual report.

Black Hills Power

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Black Hills Power, Inc.
Rapid City, South Dakota

        We have audited the accompanying balance sheets of Black Hills Power, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, common stockholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the accompanying financial statement schedule. These financial statements and financial schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Black Hills Power, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, MN
March 17, 2009

BLACK HILLS POWER, INC.

STATEMENTS OF INCOME

Years ended December 31,	2008	2007	2006
	(in thousands)
Operating revenues	$232,674	$199,701	$193,166

Operating expenses:
Fuel and purchased power	113,672	79,425	81,215
Operations and maintenance	31,028	25,786	24,304
Administrative and general	21,864	19,965	20,845
Depreciation and amortization	20,930	20,763	19,801
Taxes, other than income taxes	6,544	6,248	6,999

	194,038	152,187	153,164

Operating income	38,636	47,514	40,002

Other (expense) income:
Interest expense	(10,836)	(11,787)	(12,057)
Interest income	725	884	258
AFUDC—equity	3,605	601	405
Other expense	(47)	—	(1)
Other income	227	252	246

	(6,326)	(10,050)	(11,149)

Income from continuing operations before income taxes	32,310	37,464	28,853
Income taxes	(9,551)	(12,568)	(10,129)

Net income	$22,759	$24,896	$18,724

The accompanying notes to financial statements are an integral part of these financial statements.

BLACK HILLS POWER, INC.

BALANCE SHEETS

At December 31,	2008	2007
	(in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$4	$2,033
Receivables (net of allowance for doubtful accounts of $370 and $388 at 2008 and 2007, respectively-
Customers	23,881	22,330
Affiliates	12,619	8,882
Other	2,111	2,198
Money pool note receivable	—	10,304
Materials, supplies and fuel	19,309	15,628
Other current assets	5,730	3,862

	63,654	65,237

Investments	3,999	3,774

Property, plant and equipment	843,691	695,452
Less accumulated depreciation and amortization	(281,220)	(266,583)

	562,471	428,869

Other assets:
Regulatory assets	33,818	9,899
Other	2,842	5,901

	36,660	15,800

	$666,784	$513,680

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Current maturities of long-term debt	$2,016	$2,009
Accounts payable	26,567	12,982
Accounts payable—affiliate	10,411	3,158
Notes payable—affiliate	70,184	—
Accrued liabilities	15,151	13,898
Deferred income taxes	732	18

	125,061	32,065

Long-term debt, net of current maturities	149,193	151,209

Deferred credits and other liabilities:
Deferred income taxes	85,504	69,761
Regulatory liabilities	13,573	11,085
Benefit plan liabilities	29,904	9,194
Other	8,626	7,946

	137,607	97,986

Commitments and contingencies (Notes 5, 9 and 11)
Stockholder's equity:
Common stock $1 par value; 50,000,000 shares authorized;
Issued: 23,416,396 shares in 2008 and 2007	23,416	23,416
Additional paid-in capital	39,575	39,575
Retained earnings	193,281	170,706
Accumulated other comprehensive loss	(1,349)	(1,277)

	254,923	232,420

	$666,784	$513,680

The accompanying notes to financial statements are an integral part of these financial statements.

BLACK HILLS POWER, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31,	2008	2007	2006
	(in thousands)
Operating activities:
Net income	$22,759	$24,896	$18,724
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	20,930	20,763	19,801
Provision for valuation allowances	(18)	138	(586)
Deferred income taxes	16,072	3,864	(2,799)
AFUDC—equity	(3,605)	(601)	(405)
Change in operating assets and liabilities—
Accounts receivable and other current assets	(11,909)	(11,257)	(2,513)
Accounts payable and other current liabilities	6,770	(6,151)	8,431
Other operating activities	965	2,464	1,346

Net cash provided by operating activities	51,964	34,116	41,999

Investing activities:
Property, plant and equipment additions	(132,247)	(34,043)	(24,147)
Notes receivable from affiliate companies, net	10,304	2,960	(13,264)
Other investing activities	(225)	(222)	(212)

Net cash used in investing activities	(122,168)	(31,305)	(37,623)

Financing activities:
Note payable to affiliate companies, net	70,184	—	(1,842)
Long-term debt—repayments	(2,009)	(2,001)	(1,996)

Net cash provided by (used in) financing activities	68,175	(2,001)	(3,838)

(Decrease) increase in cash and cash equivalents	(2,029)	810	538
Cash and cash equivalents:
Beginning of year	2,033	1,223	685

End of year	$4	$2,033	$1,223

Non-cash investing and financing activities— Property, plant and equipment financed with accrued liabilities	$13,294	$1,323	$224
Supplemental disclosure of cash flow information:
Cash paid during the period for—
Interest (net of amounts capitalized)	$11,578	$11,782	$13,826
Income taxes (refunded) paid	$(5,877)	$17,284	$6,820

The accompanying notes to financial statements are an integral part of these financial statements.

BLACK HILLS POWER, INC.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
AND COMPREHENSIVE INCOME

	Common Stock
			Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount				Total
	(in thousands)
Balance at December 31, 2005	23,416	$23,416	$39,549	$127,312	$(1,598)	$188,679

Comprehensive Income:
Net income	—	—	—	18,724	—	18,724
Other comprehensive income, net of tax, (see Note 8)	—	—	—	—	786	786

Total comprehensive income	—	—	—	18,724	786	19,510

Adoption of accounting pronouncement (see Note 1)	—	—	—	—	(120)	(120)
Assumption of business unit of affiliate company
(see Note 10)	—	—	26	(226)	—	(200)

Balance at December 31, 2006	23,416	23,416	39,575	145,810	(932)	207,869

Comprehensive Income:
Net income	—	—	—	24,896	—	24,896
Other comprehensive loss, net of tax, (see Note 8)	—	—	—	—	(345)	(345)

Total comprehensive income	—	—	—	24,896	(345)	24,551

Balance at December 31, 2007	23,416	23,416	39,575	170,706	(1,277)	232,420

Comprehensive Income: Net income	—	—	—	22,759	—	22,759
Other comprehensive loss, net of tax, (see Note 8)	—	—	—	—	(72)	(72)

Total comprehensive income	—	—	—	22,759	(72)	22,687

Adoption of accounting pronouncement (see Note 9)	—	—	—	(184)	—	(184)

Balance at December 31, 2008	23,416	$23,416	$39,575	$193,281	$(1,349)	$254,923

The accompanying notes to financial statements are an integral part of these financial statements.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

        Black Hills Power, Inc. (the Company) is an electric utility serving customers in South Dakota, Wyoming and Montana. The Company is a wholly-owned subsidiary of BHC or the Parent, a public registrant listed on the New York Stock Exchange.

Basis of Presentation

        The financial statements include the accounts of Black Hills Power, Inc. and also the Company's ownership interests in the assets, liabilities and expenses of its jointly owned facilities (Note 3).

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, unbilled revenues, long-lived asset values and useful lives, asset retirement obligations, employee benefits plans and contingency accruals. Actual results could differ from those estimates.

Regulatory Accounting

        The Company's regulated electric operations are subject to regulation by various state and federal agencies. The accounting policies followed are generally subject to the Uniform System of Accounts of FERC.

        The Company's regulated utility operations follow the provisions of SFAS 71 and its financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating its electric operations. If rate recovery becomes unlikely or uncertain due to competition or regulatory action, these accounting standards may no longer apply to the Company's regulated generation operations. In the event the Company determines that it no longer meets the criteria for following SFAS 71, the accounting impact to the Company could be an extraordinary non-cash charge to operations in an amount that could be material.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        On December 31, 2008 and 2007, the Company had the following regulatory assets and liabilities:

	2008	2007
Regulatory assets:
Unamortized loss on reacquired debt	$2,367	$2,527
AFUDC	4,995	4,139
Defined benefit postretirement plans	26,256	2,998
Deferred energy costs	4,382	939
Other	199	235

	$38,199	$10,838

Regulatory liabilities:
Deferred income taxes	$1,857	$2,094
Cost of removal for utility plant	11,705	8,510
Other	79	760

	$13,641	$11,364

        Regulatory assets are primarily recorded for the probable future revenue to recover the costs associated with defined benefit postretirement plans, future income taxes related to the deferred tax liability for the equity component of AFUDC of utility assets and unamortized losses on reacquired debt. To the extent that energy costs are under-recovered or over-recovered during the year, they are recorded as a regulatory asset or liability, respectively. Regulatory liabilities include the probable future decrease in rate revenues related to a decrease in deferred tax liabilities for prior reductions in statutory federal income tax rates, gains associated with regulated utilities' defined benefit postretirement plans and the cost of removal for utility plant, recovered through the Company's electric utility rates. Regulatory assets are included in Other current assets and Other assets, Regulatory assets on the accompanying Balance Sheet. Regulatory liabilities are included in Accrued liabilities and Deferred credits and other liabilities, Regulatory liabilities on the accompanying Balance Sheet.

Allowance for Funds Used During Construction

        AFUDC represents the approximate composite cost of borrowed funds and a return on capital used to finance a project. AFUDC for the years ended December 31, 2008, 2007 and 2006 was $6.2 million, $0.9 million, and $0.6 million, respectively. The equity component of AFUDC for 2008, 2007 and 2006 was $3.6 million, $0.6 million and $0.4, respectively. The borrowed funds component of AFUDC for 2008, 2007 and 2006 was $2.6 million, $0.3 million and $0.2 million, respectively. The equity component of AFUDC is included in Other income (expense), and the borrowed funds component of AFUDC is netted in Interest expense on the accompanying Statements of Income.

Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Materials, Supplies and Fuel

        Materials, supplies and fuel used for construction, operation and maintenance purposes are generally stated on a weighted-average cost basis. To the extent fuel has been designated as the underlying hedged item in a "fair value" hedge transaction, those volumes are stated at market value using published industry quotations. As of December 31, 2008 and 2007, there were no market adjustments related to fuel.

Deferred Financing Costs

        Deferred financing costs are amortized using the effective interest method over the term of the related debt.

Property, Plant and Equipment

        Additions to property, plant and equipment are recorded at cost when placed in service. The cost of regulated electric property, plant and equipment retired, or otherwise disposed of in the ordinary course of business, less salvage, is charged to accumulated depreciation. Removal costs associated with non-legal obligations are reclassified from accumulated depreciation and reflected as regulatory liabilities. Ordinary repairs and maintenance of property are charged to operations as incurred.

        Depreciation provisions for regulated electric property, plant and equipment is computed on a straight-line basis using an annual composite rate of 3.2% in 2008, 3.1% in 2007 and 3.0% in 2006.

Derivatives and Hedging Activities

        The Company, from time to time, utilizes risk management contracts including forward purchases and sales and fixed-for-float swaps to hedge the price of fuel for its combustion turbines, maximize the value of its natural gas storage or fix the interest on its variable rate debt. Contracts that qualify as derivatives under SFAS 133, and that are not exempted such as normal purchase/normal sale, are required to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

        SFAS 133 allows hedge accounting for qualifying fair value and cash flow hedges. SFAS 133 provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. SFAS 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income, net of tax, and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, is recognized currently in earnings.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

        The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets was not recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the long-lived assets, the Company would recognize an impairment loss. No impairment loss was recorded during 2008, 2007 or 2006.

Income Taxes

        The Company uses the liability method in accounting for income taxes. Under the liability method, deferred income taxes are recognized at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial and tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. The Company classifies deferred tax assets and liabilities into current and non-current amounts based on the classification of the related assets and liabilities.

        The Company files a federal income tax return with other affiliates. For financial statement purposes, federal income taxes are allocated to the individual companies based on amounts calculated on a separate return basis.

Revenue Recognition

        Revenue is recognized when there is persuasive evidence of an arrangement with a fixed or determinable price, delivery has occurred or services have been rendered, and collectibility is reasonably assured.

Recently Adopted Accounting Pronouncements

SFAS 157

        During September 2006, the FASB issued SFAS 157. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 does not expand the application of fair value accounting to any new circumstances, but applies the framework to other accounting pronouncements that require or permit fair value measurement. The Company applies fair value measurements to certain assets and liabilities, primarily commodity derivatives.

        SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of January 1, 2008, the Company adopted the provisions of SFAS 157 for all assets and liabilities measured at fair value except for non-financial assets and liabilities measured at fair value on a non-recurring basis, as permitted by FSP FAS 157-2.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 157 also requires new disclosures regarding the level of pricing observability associated with instruments carried at fair value. On October 10, 2008, the FASB issued FSP FAS 157-3. It was effective upon issuance including prior periods for which financial statements have not been issued. This FSP clarifies the application of SFAS 157 in a market that is not active. The adoption of SFAS 157 and related FSPs did not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS 158

        During September 2006, the FASB issued SFAS 158. This Statement requires the recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position, recognition of changes in the funded status in comprehensive income, measurement of the funded status of a plan as of the date of the year-end statement of financial position, and provides for related disclosures. The Company applied the recognition provisions of SFAS 158 as of December 31, 2006. Effective for fiscal years ending after December 15, 2008, SFAS 158 requires the measurement of the funded status of the plan to coincide with the date of the year-end statement of financial position. In accordance with SFAS 158, the measurement date for the funded status of the Company's pension and other postretirement benefit plans was changed to December 31 from September 30 (see Note 9).

SFAS 159

        SFAS 159 establishes a fair value option under which entities can elect to report certain financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 was adopted on January 1, 2008 and did not have an impact on the Company's financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

SFAS 141(R)

        In December 2007, the FASB issued SFAS 141(R). SFAS 141(R) requires an acquiring entity to recognize the assets acquired, the liabilities assumed and any non-controlling interests in the acquiree at the acquisition date to be measured at their fair values as of the acquisition date, with limited exceptions specified in the statement. This replaces the cost allocation process in SFAS 141, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Acquisition-related costs will be expensed in the periods in which the costs are incurred or services are rendered. Costs to issue debt or equity securities shall be accounted for under other applicable GAAP. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We expect SFAS 141(R) will not have an impact on our financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions we consummate after the effective date. If previously recorded income tax liabilities acquired in a business combination reverse subsequent to the adoption of SFAS 141(R), such reversals will affect expense including income tax expense in the period of

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reversal. Management is assessing the full impact SFAS 141(R) might have on future financial statements.

SFAS 160

        In December 2007, the FASB issued SFAS 160. SFAS 160 amends ARB 51 and requires:

  •
  Ownership interests in subsidiaries held by other parties other than the parent be clearly identified on the consolidated statement of financial position within equity, but separate from the parent's equity;

  •
  Consolidated net income attributable to the parent and to the non-controlling interest be clearly identified on the face of the consolidated statement of income;

  •
  Changes in a parent's ownership interest while the parent retains controlling financial interest be accounted for consistently as equity transactions;

  •
  When a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value; and

  •
  Sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

        SFAS 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Management does not expect the adoption of SFAS 160 to have a significant effect on the Company's financial statements.

SFAS 161

        In March 2008, the FASB issued SFAS 161, which requires enhanced disclosures about how derivative and hedging activities affect an entity's financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management does not expect the adoption of SFAS 161 to have a significant effect on the Company's financial statements.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(1) BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FSP FAS 132(R)-1

        During December 2008 the FASB issued FSP FAS 132(R)-1, "Employers Disclosures about Postretirement Benefit Plan Assets." The objectives of the disclosures about plan assets in an employers defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of:

  •
  How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

  •
  The major categories of plan assets;

  •
  The input and valuation techniques used to measure the fair value of plan assets;

  •
  The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and

  •
  Significant concentrations of risk within plan assets.

FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Management does not expect the adoption of FSP FAS 132(R)-1 to have a significant effect on the Company's financial statements.

(2) PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment at December 31, consisted of the following (in thousands):

	2008	2008 Weighted Average Useful Life	2007	2007 Weighted Average Useful Life	Lives (in years)
Electric plant:
Production	$326,606	47	$322,572	47	30-62
Transmission	70,470	45	70,897	45	35-55
Distribution	249,652	37	238,799	37	15-65
Plant acquisition adjustment	4,870	32	4,870	32	32
General	47,127	23	39,296	22	10-50

Total electric plant	698,725		676,434
Less accumulated depreciation
and amortization	281,220		266,583

Electric plant net of accumulated depreciation and amortization	417,505		409,851
Construction work in progress	144,966		19,018

Net electric plant	$562,471		$428,869

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(3) JOINTLY OWNED FACILITIES

        The Company uses the proportionate consolidation method to account for its percentage interest in the assets, liabilities and expenses of the following facilities:

  •
  The Company owns a 20% interest and PacifiCorp owns an 80% interest in the Wyodak Plant (Plant), a 362 MW coal-fired electric generating station located in Campbell County, Wyoming. PacifiCorp is the operator of the Plant. The Company receives 20% of the Plant's capacity and is committed to pay 20% of its additions, replacements and operating and maintenance expenses. As of December 31, 2008 and 2007, the Company's investment in the Plant included $79.1 million and $80.4 million, respectively, in electric plant and $50.8 million and $43.5 million, respectively, in accumulated depreciation, and is included in the corresponding captions in the accompanying Balance Sheets. The Company's share of direct expenses of the Plant was $8.0 million, $7.3 million and $7.9 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in the corresponding categories of operating expenses in the accompanying Statements of Income.

  •
  The Company also owns a 35% interest and Basin Electric owns a 65% interest in the Converter Station Site and South Rapid City Interconnection (the transmission tie), an AC-DC-AC transmission tie. The transmission tie provides an interconnection between the Western and Eastern transmission grids, which provides the Company with access to both the WECC region and the MAPP region. The total transfer capacity of the transmission tie is 400 MW—200 MW West to East and 200 MW from East to West. The Company is committed to pay 35% of the additions, replacements and operating and maintenance expenses. The Company's share of direct expenses was $0.1 million for each of the years ended December 31, 2008, 2007 and 2006. As of December 31, 2008 and 2007, the Company's investment in the transmission tie was $19.8 million, with $2.5 million and $2.0 million, respectively, of accumulated depreciation and is included in the corresponding captions in the accompanying Balance Sheets.

(4) RISK MANAGEMENT

        The Company holds natural gas in storage for use as fuel for generating electricity with its gas-fired combustion turbines. To minimize associated price risk and seasonal storage level requirements, the Company utilizes various derivative instruments in managing these risks. As of December 31, 2008, there were no derivative contracts outstanding. The balance on December 31, 2007, the Company had the following derivatives and related balances (in thousands):

	Notional*	Maximum Terms in Years	Current Derivative Assets	Non-current Derivative Assets	Current Derivative Liabilities	Non-current Derivative Liabilities	Pre-tax Accumulated Other Comprehensive Income
December 31, 2007
Natural gas swaps	610,000	0.33	$238	$—	$68	$—	$170

*
gas in MMbtus

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(5) LONG-TERM DEBT

        Long-term debt outstanding at December 31 is as follows:

	2008	2007
	(in thousands)
First mortgage bonds:
8.06% due 2010	$30,000	$30,000
9.49% due 2018	2,810	3,100
9.35% due 2021	21,645	23,310
7.23% due 2032	75,000	75,000

	129,455	131,410

Other long-term debt:
Pollution control revenue bonds at 4.8% due 2014	6,450	6,450
Pollution control revenue bonds at 5.35% due 2024	12,200	12,200
Other	3,104	3,158

	21,754	21,808

Total long-term debt	151,209	153,218
Less current maturities	(2,016)	(2,009)

Net long-term debt	$149,193	$151,209

        Substantially all of the Company's property is subject to the lien of the indenture securing its first mortgage bonds. First mortgage bonds of the Company may be issued in amounts limited by property, earnings and other provisions of the mortgage indentures.

        Scheduled maturities are approximately $2.0 million in 2009; $32.0 million in 2010; $2.0 million a year for the years 2011, 2012 and 2013; and $111.2 million thereafter.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$4	$4	$2,033	$2,033
Derivative financial
instruments—assets	$—	$—	$238	$238
Derivative financial
instruments—liabilities	$—	$—	$68	$68
Long-term debt	$151,209	$144,107	$153,218	$168,042

        The following methods and assumptions were used to estimate the fair value of each class of the Company's financial instruments.

Cash and Cash Equivalents

        The carrying amount approximates fair value due to the short maturity of these instruments.

Derivative Financial Instruments

        These instruments are carried at fair value. Descriptions of the instruments the Company uses are included in Note 4.

Long-Term Debt

        The fair value of the Company's long-term debt is estimated based on quoted market rates for debt instruments having similar maturities and similar debt ratings. The Company's outstanding first mortgage bonds are either currently not callable or are subject to make-whole provisions which would eliminate any economic benefits for the Company to call and refinance the first mortgage bonds.

(7) INCOME TAXES

        Income tax expense (benefit) from continuing operations for the years ended December 31 was (in thousands):

	2008	2007	2006
Current	$(6,521)	$8,704	$12,928
Deferred	16,072	3,864	(2,799)

	$9,551	$12,568	$10,129

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(7) INCOME TAXES (Continued)

        The temporary differences which gave rise to the net deferred tax liability were as follows (in thousands):

Years ended December 31,	2008	2007
Deferred tax assets, current:
Asset valuation reserve	$129	$136
Employee benefits	932	399

	1,061	535

Deferred tax liabilities, current:
Prepaid expenses	213	181
Items of other comprehensive income	—	290
Deferred credits	1,580	—
Other	—	82

	1,793	553

Net deferred tax liability, current	$732	$18

Deferred tax assets, non-current:
Plant related differences	$1,151	$1,316
Regulatory liabilities	10,156	4,533
Employee benefits	3,528	3,366
Items of other comprehensive income	227	226
Other	128	128

	15,190	9,569

Deferred tax liabilities, non-current:
Accelerated depreciation and other plant related differences	83,112	68,250
AFUDC	3,247	2,690
Regulatory assets	11,270	5,222
Employee benefits	2,237	2,284
Other	828	884

	100,694	79,330

Net deferred tax liability, non-current	$85,504	$69,761

Net deferred tax liability	$86,236	$69,779

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(7) INCOME TAXES (Continued)

        The following table reconciles the change in the net deferred income tax liability from December 31, 2007, to December 31, 2008, to the deferred income tax expense (in thousands):

2008
Increase in deferred income tax liability from the preceding table	$16,457
Deferred taxes related to regulatory assets and liabilities	(1,200)
Deferred taxes associated with other comprehensive loss	38
Deferred taxes related to property tax differences	767
Other	10

Deferred income tax expense for the period	$16,072

        The effective tax rate differs from the federal statutory rate for the years ended December 31, as follows:

	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
Amortization of excess deferred and investment tax credits	(0.7)	(1.0)	(1.3)
Equity AFUDC	(3.6)	—	—
IRS tax exam adjustment*	—	—	2.6
Other	(1.1)	(0.5)	(1.2)

	29.6%	33.5%	35.1%

*
As a result of a settlement of an Internal Revenue Service (IRS) exam.

FIN 48

        The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. The impact of the implementation of FIN 48 had no effect on the financial statements of the Company.

        The following table reconciles the total amounts of unrecognized tax benefits at the beginning and end of the period (in thousands):

Unrecognized tax benefits at December 31, 2007	$—
Additions for current year tax positions	767

Unrecognized tax benefits at December 31, 2008	$767

        None of the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(7) INCOME TAXES (Continued)

        It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. During the year ended December 31, 2008, the interest expense recognized was not material to the financial results of the Company.

        The Company files income tax returns in the United States federal jurisdiction. The Company does not anticipate that total unrecognized tax benefits will significantly change due to the settlement of any audits or the expiration of statutes of limitations prior to December 31, 2009.

(8) COMPREHENSIVE INCOME

        The following tables display each component of Other Comprehensive Income (Loss) and the related tax effects for the years ended December 31, (in thousands):

	2008
	Pre-tax Amount	Tax Benefit	Net-of-tax Amount
Pension liability adjustment	$(4)	$1	$(3)
Reclassification adjustments of cash flow hedges
settled and included in net income	(107)	38	(69)

Comprehensive loss	$(111)	$39	$(72)

	2007
	Pre-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount
Pension liability adjustment	$115	$(39)	$76
Reclassification adjustments of cash flow hedges
settled and included in net income	424	(148)	276
Net change in fair value of derivatives designated as
cash flow hedges	(1,069)	372	(697)

Comprehensive loss	$(530)	$185	$(345)

	2006
	Pre-tax Amount	Tax Expense	Net-of-tax Amount
Pension liability adjustment	$48	$(17)	$31
Amortization of cash flow hedges settled and deferred in
AOCI and reclassified into interest expense	64	(22)	42
Net change in fair value of derivatives designated as
cash flow hedges	1,097	(384)	713

Comprehensive income	$1,209	$(423)	$786

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(8) COMPREHENSIVE INCOME (Continued)

        Balances by classification included within Accumulated other comprehensive loss on the accompanying Balance Sheets are as follows (in thousands):

	Derivatives Designated as Cash Flow Hedges	Employee Benefit Plans	Total
As of December 31, 2008	$(932)	$(417)	$(1,349)

As of December 31, 2007	$(861)	$(416)	$(1,277)

(9) EMPLOYEE BENEFIT PLANS

SFAS 158

        The application of SFAS 158 requires recognition of the funded status of postretirement benefit plans in the statement of financial position. The funded status for pension plans is measured as the difference between the projected benefit obligation and the fair value of plan assets. The funded status for all other benefit plans is measured as the difference between the accumulated benefit obligation and the fair value of plan assets. A liability is recorded for an amount by which the benefit obligation exceeds the fair value of plan assets or an asset is recorded for any amount by which the fair value of plan assets exceeds the benefit obligation.

        Prior to the December 31, 2006 effective date of SFAS 158, liabilities recorded for postretirement benefit plans were reduced by any unrecognized net periodic benefit cost. Upon adoption of SFAS 158, the unrecognized net periodic benefit cost, previously recorded as an offset to the liability for benefit obligations, was reclassified within AOCI, net of tax. The Company applied the guidance under SFAS 71, and accordingly, the unrecognized net periodic benefit cost that would have been reclassified to AOCI was alternatively recorded as a regulatory asset or regulatory liability, net of tax.

        SFAS 158 required that the measurement date of plans be the date of the Company's year-end balance sheet. The Company had used a September 30 measurement date. During 2008, the Company changed the measurement date to December 31. Therefore, $0.2 million, net of tax, was recognized as an adjustment to retained earnings. The amortization of prior service costs for October 1, 2007 to December 31, 2007 was less than $0.1 million, net of tax, and the service cost, interest cost and expected return on plan assets for October 1, 2007 to December 31, 2007 was $0.2 million, net of tax.

Defined Benefit Pension Plan

        The Company has a noncontributory defined benefit pension plan (Plan) covering the employees of the Company who meet certain eligibility requirements. The benefits are based on years of service and compensation levels during the highest five consecutive years of the last ten years of service. The Company's funding policy is in accordance with the federal government's funding requirements. The Plan's assets are held in trust and consist primarily of equity and fixed income investments. The Company uses a December 31 measurement date for the Plan.

        The Plan's expected long-term rate of return on assets assumption is based upon the weighted average expected long-term rate of returns for each individual asset class. The asset class weighting is

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

determined using the target allocation for each asset class in the Plan portfolio. The expected long-term rate of return for each asset class is determined primarily from long-term historical returns for the asset class, with adjustments if it is anticipated that long-term future returns will not achieve historical results.

        The expected long-term rate of return for equity investments was 9.5% for the 2008 and 2007 plan years. For determining the expected long-term rate of return for equity assets, the Company reviewed interest rate trends and annual 20-, 30-, 40-, and 50-year returns on the S&P 500 Index, which were, at December 31, 2008, 8.4%, 11.0%, 9.0% and 9.2%, respectively. Fund management fees were estimated to be 0.18% for S&P 500 Index assets and 0.45% for other assets. The expected long-term rate of return on fixed income investments was 6.0%; the return was based upon historical returns on 10-year treasury bonds of 7.1% from 1962 to 2007, and adjusted for recent declines in interest rates. The expected long-term rate of return on cash investments was estimated to be 4.0%; expected cash returns were estimated to be 2.0% below long-term returns on intermediate-term bonds.

Plan Assets

        Percentage of fair value of Plan assets at December 31:

	2008	2007
Equity	68%	76%
Fixed income	28	21
Cash	4	3

Total	100%	100%

        As a result of the severe decline in equity values in the fourth quarter of 2008 and in light of the improved relative value of fixed income investment opportunities, we are undergoing a review to consider a revision of the pension plan investment allocations.

        The revision is expected to result in a higher fixed income allocation. Until the investment allocation review is complete and implemented, we have suspended our practice of rebalancing the portfolio on a quarterly basis. This has resulted in an investment allocation of 68% equities and 32% fixed income/cash at December 31, 2008.

        The Plan's investment policy includes the investment objective that the achieved long-term rates of return meet or exceed the assumed actuarial rate. The policy strategy seeks to prudently invest in a diversified portfolio of predominately equity and fixed income assets. The policy provides that the Plan will maintain a passive core United States Stock portfolio based on a broad market index. Complementing this core will be investments in United States and foreign equities through actively managed mutual funds.

        The policy contains certain prohibitions on transactions in separately managed portfolios in which the Plan may invest, including prohibitions on short sales and the use of options or futures contracts. With regards to pooled funds, the policy requires the evaluation of the appropriateness of such funds for managing Plan assets if a fund engages in such transactions. The Plan has historically not invested in funds engaging in such transactions.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

Cash Flows

        The Company made no contributions to the Plan in 2008, but expects to contribute $0.3 million to the Plan in 2009.

Supplemental Nonqualified Defined Benefit Retirement Plans

        The Company has various supplemental retirement plans for key executives of the Company. The Plans are nonqualified defined benefit plans. The Company uses a December 31 measurement date for the Plans.

Plan Assets

        The Plan has no assets. The Company funds on a cash basis as benefits are paid.

Estimated Cash Flows

        The estimated employer contribution is expected to be $0.1 million in 2009. Contributions are expected to be made in the form of benefit payments.

Non-pension Defined Benefit Postretirement Plan

        Employees who are participants in the Company's Postretirement Healthcare Plan and who retire from the Company on or after attaining age 55 after completing at least five years of service to the Company are entitled to postretirement healthcare benefits. These benefits are subject to premiums, deductibles, co-payment provisions and other limitations. The Company may amend or change the Plan periodically. The Company is not pre-funding its retiree medical plan. The Company uses a December 31 measurement date for the Plan.

        It has been determined that the Plan's post-65 retiree prescription drug plans are actuarially equivalent and qualify for the Medicare Part D subsidy. The effect of the Medicare Part D subsidy on the accumulated postretirement benefit obligation for the fiscal year ending December 31, 2008, was an actuarial gain of approximately $1.0 million. The effect on 2009 net periodic postretirement benefit cost will be a decrease of approximately $0.1 million.

Plan Assets

        The Plan has no assets. The Company funds on a cash basis as benefits are paid.

Estimated Cash Flows

        The estimated employer contribution is expected to be $0.2 million in 2009. Contributions are expected to be made in the form of benefit payments.

        The following tables provide a reconciliation of the Employee Benefit Plan's obligations and fair value of assets for 2008 and 2007, components of the net periodic expense for the years ended 2008, 2007 and 2006 and elements of regulatory assets and liabilities and AOCI for 2008 and 2007.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

Benefit Obligations

	Defined Benefit Pension Plans		Supplemental Nonqualified Defined Benefit Retirement Plans		Non-pension Defined Benefit Postretirement Plans
	2008	2007	2008	2007	2008	2007
	(in thousands)
Change in benefit obligation:
Projected benefit obligation at beginning of year	$48,937	$50,340	$1,958	$1,999	$6,649	$6,791

Service cost	1,396	1,137	—	—	264	211
Interest cost	3,790	2,923	150	116	522	398
Actuarial (gain) loss	2,712	(328)	65	(54)	506	(571)
Amendments	—	—	—	—	—	—
Discount rate change	—	(2,641)	—	—	—	—
Benefits paid	(2,838)	(2,145)	(142)	(103)	(830)	(638)
Asset transfer to affiliate	(2,032)	(349)	(359)	—	(297)	(19)
Medicare Part D adjustment	—	—	—	—	71	75
Plan participant's contributions	—	—	—	—	508	402

Net increase (decrease)	3,028	(1,403)	(286)	(41)	744	(142)

Projected benefit obligation at end of year	$51,965	$48,937	$1,672	$1,958	$7,393	$6,649

        A reconciliation of the fair value of Plan assets (as of the December 31 measurement date) is as follows:

	Defined Benefit Pension Plans		Supplemental Nonqualified Defined Benefit Retirement Plans		Non-pension Defined Benefit Postretirement Plans
	2008	2007	2008	2007	2008	2007
			(in thousands)
Beginning market value of plan assets	$52,466	$46,916	$—	$—	$—	$—
Investment income	(8,771)	8,044	—	—	—	—
Benefits paid	(2,249)	(2,145)	—	—	—	—
Asset transfer to affiliate	—	(349)	—	—	—	—

Ending market value of plan assets	$41,446	$52,466	$—	$—	$—	$—

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

        Amounts recognized in the statement of financial position consist of:

	Defined Benefit Pension Plans		Supplemental Nonqualified Defined Benefit Retirement Plans		Non-pension Defined Benefit Postretirement Plans
	2008	2007	2008	2007	2008	2007
			(in thousands)
Regulatory asset (liability)	$26,256	$2,998	$—	$—	$(11)	$(480)
Current liability	—	—	109	129	223	186
Non-current asset (liability)	(19,864)	3,529	(1,564)	(1,801)	(7,169)	(6,399)

Accumulated Benefit Obligation

	Defined Benefit Pension Plans		Supplemental Nonqualified Defined Benefit Retirement Plans		Non-pension Defined Benefit Postretirement Plans
	2008	2007	2008	2007	2008	2007
			(in thousands)
Accumulated benefit obligation	$43,894	$41,823	$1,622	$1,808	$7,393	$6,649

Components of Net Periodic Expense

	Defined Benefit Pension Plans			Supplemental Nonqualified Defined Benefit Retirement Plans			Non-pension Defined Benefit Postretirement Plans
	2008	2007	2006	2008	2007	2006	2008	2007	2006
				(in thousands)
Service cost	$1,117	$1,137	$1,085	$—	$—	$—	$211	$211	$249
Interest cost	3,032	2,923	2,720	120	116	113	417	398	398
Expected return on assets	(4,374)	(3,885)	(3,557)	—	—	—	—	—	—
Amortization of prior service cost	112	103	103	1	1	1	—	—	(19)
Amortization of transition obligation	—	—	—	—	—	—	51	51	117
Recognized net actuarial loss	—	408	665	44	57	67	(1)	—	—

Net periodic expense	$(113)	$686	$1,016	$165	$174	$181	$678	$660	$745

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

AOCI

        In accordance with SFAS 158, amounts included in AOCI, after-tax, that have not yet been recognized as components of net periodic benefit cost at December 31, are as follows:

	Defined Benefit Pension Plans		Supplemental Nonqualified Defined Benefit Retirement Plans		Non-pension Defined Benefit Postretirement Plans
	2008	2007	2008	2007	2008	2007
			(in thousands)
Net loss	$—	$—	$(347)	$(418)	$—	$—
Prior service cost	—	—	(1)	(1)	—	—
Transition obligation	—	—	—	—	—	—

	$—	$—	$(348)	$(419)	$—	$—

        The amounts in AOCI, regulatory assets or regulatory liabilities, after-tax, expected to be recognized as a component of net periodic benefit cost during calendar year 2009 are as follows:

	Defined Benefits Pension Plans	Supplemental Nonqualified Defined Benefit Retirement Plans	Non-pension Defined Benefit Postretirement Plans
	(in thousands)
Net loss	$1,118	$28	$—
Prior service cost	73	—	—
Transition obligation	—	—	33

Total net periodic benefit cost expected to be recognized during calendar year 2008	$1,191	$28	$33

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

Assumptions

	Defined Benefit Pension Plans			Supplemental Nonqualified Defined Benefit Retirement Plans			Non-pension Defined Benefit Postretirement Plans
Weighted-average assumptions used to determine benefit obligations:	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	6.20%	6.35%	5.95%	6.20%	6.35%	5.95%	6.10%	6.35%	5.95%
Rate of increase in compensation levels	4.25%	4.34%	4.31%	5.00%	5.00%	5.00%	N/A	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for plan year:	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	6.35%	5.95%	5.75%	6.35%	5.95%	5.75%	6.35%	5.95%	5.75%
Expected long-term rate of return on assets*	8.50%	8.50%	8.50%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of increase in compensation levels	4.34%	4.31%	4.34%	N/A	5.00%	5.00%	N/A	N/A	N/A

*
The expected rate of return on plan assets remained at 8.50% for the calculation of the 2009 net periodic pension cost.

        The healthcare cost trend rate assumption for 2008 fiscal year benefit obligation determination and 2009 fiscal year expense is a 9% increase for 2009 grading down 1% per year until a 5% ultimate trend rate is reached in fiscal year 2013. The healthcare cost trend rate assumption for the 2008 fiscal year benefit obligation determination and 2008 fiscal year expense was a 10% increase for 2008 grading down 1% per year until a 5% ultimate trend rate is reached in fiscal year 2013.

The healthcare cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the healthcare cost trend assumption would increase the service and interest cost $0.1 million or 21% and the accumulated periodic postretirement benefit obligation $1.3 million or 18%. A 1% decrease would reduce the service and interest cost by $0.1 million or 16% and the accumulated periodic postretirement benefit obligation $1.0 million or 14%.

        The following benefit payments, which reflect future service, are expected to be paid (in thousands):

			Non-pension Defined Benefit Postretirement Plans
	Defined Benefit Pension Plans	Supplemental Nonqualified Defined Benefit Retirement Plan	Expected Gross Benefit Payments	Expected Medicare Part D Drug Benefit Subsidy	Expected Net Benefit Payments
2009	$2,440	$109	$298	$(75)	$223
2010	2,561	107	340	(83)	257
2011	2,695	111	384	(91)	293
2012	2,780	92	404	(100)	304
2013	2,917	74	441	(108)	333
2014-2018	16,817	421	2,667	(643)	2,024

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(9) EMPLOYEE BENEFIT PLANS (Continued)

Defined Contribution Plan

        The Parent sponsors a 401(k) savings plan in which employees of the Company may participate. Participants may elect to invest up to 20% of their eligible compensation on a pre-tax basis, up to a maximum amount established by the Internal Revenue Service. The Company provides a matching contribution of 100% of the employee's annual contribution up to a maximum of 3% of eligible compensation. Matching contributions vest at 20% per year and are fully vested when the participant has 5 years of service with the Company. The Company's matching contributions were $0.7 for 2008, $0.6 million for 2007 and $0.6 million for 2006.

(10) RELATED-PARTY TRANSACTIONS

Receivables and Payables

        The Company has accounts receivable balances related to transactions with other BHC subsidiaries. The balances were $12.6 million and $8.9 million as of December 31, 2008 and 2007, respectively. The Company also has accounts payable balances related to transactions with other BHC subsidiaries. The balances were $10.4 million and $3.2 million as of December 31, 2008 and 2007, respectively.

Money Pool Notes Receivable and Notes Payable

        The Company has a Utility Money Pool Agreement with the Parent, Cheyenne Light and Black Hills Utility Holdings. Under the agreement, the Company may borrow from the Parent. The Agreement restricts the Company from loaning funds to the Parent or to any of the Parent's non-utility subsidiaries; the Agreement does not restrict the Company from making dividends to the Parent. Borrowings under the agreement bear interest at the daily cost of external funds as defined under the Agreement, or if there are no external funds outstanding on that date, then the rate will be the daily one month LIBOR rate plus 100 basis points.

        The Company through the Utility Money Pool had a net note payable balance to the Parent of $70.2 million as of December 31, 2008 and a note receivable balance from Cheyenne Light and the Parent of $10.3 million as of December 31, 2007. Advances under this note bear interest at 0.70% above the daily LIBOR rate (1.14% at December 31, 2008). Net interest expense of $0.9 million and net interest income of $0.9 million was recorded for the years ended December 31, 2008 and 2007, respectively.

Other Balances and Transactions

        The Company also received revenues of approximately $1.2 million, $1.9 million and $2.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, from Black Hills Wyoming, Inc. for the transmission of electricity.

        The Company recorded revenues of $0.2 million, $1.4 million and $3.3 million for the years ending December 31, 2008, 2007 and 2006, respectively, relating to payments received pursuant to a natural gas swap entered into with Enserco.

        The Company received revenues of approximately $2.8 million for the year ended December 31, 2008, from Cheyenne Light for the sale of electricity and dispatch services.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(10) RELATED-PARTY TRANSACTIONS (Continued)

        The Company purchases coal from WRDC. The amount purchased during the years ended December 31, 2008, 2007 and 2006 was $15.5 million, $12.6 million and $10.8 million, respectively. These amounts are included in Fuel and purchased power on the accompanying Statements of Income.

        The Company purchases excess power generated by Cheyenne Light. The amount purchased during the year ended December 31, 2008 was $6.4 million.

        In order to fuel its combustion turbine, the Company purchased natural gas from Enserco. The amount purchased during the years ended December 31, 2008, 2007 and 2006 was approximately $8.0 million, $4.5 million and $7.2 million, respectively. These amounts are included in Fuel and purchased power on the accompanying Statements of Income.

        In addition, the Company also pays the Parent for allocated corporate support service cost incurred on its behalf. Corporate costs allocated from the Parent were $12.4 million and $11.3 million for the years ended December 31, 2008 and 2007, respectively.

        The Company has funds on deposit from Black Hills Wyoming for transmission system reserve in the amount of $1.9 million and $1.8 million at December 31, 2008 and 2007, respectively, which is included in Deferred credits and other liabilities, Other on the accompanying Balance Sheets. Interest on the deposit accrues quarterly at an average prime rate (5% at December 31, 2008).

        On January 1, 2006, the Company assumed the assets and liabilities of Mayer Radio, Inc., a subsidiary of the Parent. Results from the assumption of the business unit activity were not material to the Company.

        On August 28, 2008 the Company entered into a contract with Cheyenne Light under which Cheyenne Light will sell up to 20 MW wind-generated, renewable energy to the Company until 2028. Purchases from this agreement during 2008 were $0.6 million.

(11) COMMITMENTS AND CONTINGENCIES

Power Purchase and Transmission Services Agreements

        In 1983, the Company entered into a 40 year power purchase agreement with PacifiCorp providing for the purchase by the Company of 75 MW of electric capacity and energy from PacifiCorp's system. An amended agreement signed in October 1997 reduces the contract capacity by 25 MW (5 MW per year starting in 2000). The price paid for the capacity and energy is based on the operating costs of one of PacifiCorp's coal-fired electric generating plants. Costs incurred under this agreement were $11.6 million in 2008, $10.9 million in 2007 and $10.1 million in 2006.

        The Company also has a firm point-to-point transmission service agreement with PacifiCorp that expires on December 31, 2023. The agreement provides that the following amounts of the Company's capacity and energy will be transmitted by PacifiCorp: 17 MW in 2005-2006 and 50 MW in 2007-2023. Costs incurred under this agreement were $1.2 million in 2008, $1.2 million in 2007 and $0.4 million in 2006.

  •
  A 20-year power purchase agreement with Cheyenne Light expiring in 2028, under which we will purchase up to 20 MW of renewable energy through Cheyenne Light's agreement with Happy Jack Wind Farms, LLC; and

  •
  A Generation Dispatch Agreement with Cheyenne Light that requires the Company to purchase all of Cheyenne Light's excess energy.

BLACK HILLS POWER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008, 2007 and 2006

(11) COMMITMENTS AND CONTINGENCIES (Continued)

Long-Term Power Sales Agreements

  •
  The Company has a ten-year power sales contract with MEAN for 20 MW of unit-contingent capacity from the Neil Simpson II plant. The contract expires in 2013; and

  •
  The Company has a power purchase agreement with MDU for the supply of up to 74 MW of capacity and energy for Sheridan, Wyoming from 2007 through 2016. The Company also has a contract with the City of Gillette, Wyoming, expiring in 2012, to provide the city's first 23 MW of capacity and energy. The agreement renews automatically and requires a seven-year notice of termination. Both contracts are served by the Company and are integrated into its control area and are treated as part of the utility's firm native load.

Legal Proceedings

Ongoing Litigation

        The Company is subject to various legal proceedings, claims and litigation which arise in the ordinary course of operations. In the opinion of management, the amount of liability, if any, with respect to these actions would not materially affect the financial position, results of operations or cash flows of the Company.

(12) QUARTERLY HISTORICAL DATA (Unaudited)

        The Company operates on a calendar year basis. The following table sets forth selected unaudited historical operating results data for each quarter of 2008 and 2007.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
2008:
Operating revenues	$57,632	$57,978	$59,358	$57,706
Operating income	10,591	9,270	10,228	8,547
Net income	5,576	5,251	6,371	5,561
2007:
Operating revenues	$47,767	$44,972	$51,774	$55,188
Operating income	12,545	10,060	11,148	13,761
Net income	6,699	4,881	5,781	7,535

(13) SUBSEQUENT EVENT

        On February 24, 2009, the SDPUC approved an Energy Cost Adjustment for South Dakota customers effective March 1, 2009. The Company will absorb the first $2.0 million in increased costs and both South Dakota customers and the Company will share in absorbing costs above that amount.

        BLACK HILLS POWER, INC.
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Description	Balance at beginning of year	Additions Charged to costs and expenses	Deductions	Balance at end of year
	(in thousands)
Allowance for doubtful accounts:
2008	$388	$637	$(655)	$370
2007	250	320	(182)	388
2006	830	163	(743)	250

BLACK HILLS POWER, INC.

CONDENSED STATEMENTS OF INCOME

(unaudited)

	Six Months Ended June 30,
	2009	2008
	(in thousands)
Operating revenue	$101,294	$115,610

Operating expenses:
Fuel and purchased power	42,515	55,725
Operations and maintenance	16,124	16,011
Administrative and general	13,243	10,073
Depreciation and amortization	10,052	10,530
Taxes, other than income taxes	3,649	3,409

	85,583	95,748

Operating income	15,711	19,862

Other income (expense):
Interest expense	(5,410)	(5,206)
Interest income	164	119
Allowance for funds used during construction—equity	2,677	890
Other income, net	797	168

	(1,772)	(4,029)

Income before income taxes	13,939	15,833
Income taxes	(3,870)	(5,006)

Net income	$10,069	$10,827

The accompanying notes to condensed financial statements are an integral part of these condensed financial statements.

BLACK HILLS POWER, INC.

CONDENSED BALANCE SHEET

(unaudited)

June 30, 2009
(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$626
Receivables (net of allowance for doubtful accounts of $365)—
Customers	15,251
Affiliates	2,707
Other	6,384
Materials, supplies and fuel	19,149
Other current assets	7,399

51,516

Investments	4,138

Property, plant and equipment	897,660
Less accumulated depreciation	(289,885)

607,775

Other assets:
Regulatory assets	33,732
Other	1,601

35,333

$698,762

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Current maturities of long-term debt	$32,021
Accounts payable	38,175
Accounts payable—affiliates	9,155
Notes payable—affiliates	75,826
Accrued liabilities	16,767
Deferred income taxes	1,331

173,275

Long-term debt, net of current maturities	117,204

Deferred credits and other liabilities:
Deferred income taxes	88,758
Regulatory liabilities	14,340
Benefit plan liabilities	31,962
Other	8,210

143,270

Stockholder's equity:
Common stock $1 par value; 50,000,000 shares authorized; 23,416,396 shares issued	23,416
Additional paid-in capital	39,575
Retained earnings	203,350
Accumulated other comprehensive loss	(1,328)

265,013

$698,762

The accompanying notes to condensed financial statements are an integral part of these condensed financial statements.

BLACK HILLS POWER, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months Ended June 30,
	2009	2008
	(in thousands)
Operating activities:
Net income	$10,069	$10,827
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	10,052	10,530
Provision for valuation allowances	(5)	48
Deferred income tax	3,634	3,041
Allowance for funds used during construction—equity	(2,677)	(890)
Change in operating assets and liabilities—
Accounts receivable and other current assets	10,255	8,617
Accounts payable and other current liabilities	11,011	1,859
Other operating activities	3,529	1,299

	45,868	35,331

Investing activities:
Property, plant and equipment additions	(76,911)	(58,841)
Proceeds from sale of ownership interest in plant	32,321	—
Change in money pool notes receivable from affiliate, net	—	10,304
Other investing activities	(4,314)	(166)

	(48,904)	(48,703)

Financing activities:
Long-term debt—repayments	(1,984)	(1,982)
Change in money pool note payable to affiliate, net	5,642	13,325

	3,658	11,343

Increase (decrease) in cash and cash equivalents	622	(2,029)
Cash and cash equivalents:
Beginning of period	4	2,033

End of period	$626	$4

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Property, plant and equipment acquired with accrued liabilities	$27,782	$11,449

Cash paid during the period for:
Interest (net of amounts capitalized)	$4,970	$5,820

Income taxes paid	$621	$4,333

The accompanying notes to condensed financial statements are an integral part of these condensed financial statements.

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(1) MANAGEMENT'S STATEMENT

        The condensed financial statements included herein have been prepared by Black Hills Power, Inc., (the "Company," "we," "us," "our") without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, we believe that the footnotes adequately disclose the information presented. These financial statements should be read in conjunction with the audited financial statements and the notes thereto, included elsewhere in this Prospectus. These financial statements include consideration of events through August 14, 2009.

        Accounting methods historically employed require certain estimates as of interim dates. The information furnished in the accompanying financial statements reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the June 30, 2009 and June 30, 2008 financial information and are of a normal recurring nature. The results of operations for the six months ended June 30, 2009 and our financial condition as of June 30, 2009 are not necessarily indicative of the results of operations and financial condition to be expected as of or for any other period.

(2) RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

SFAS 157

        During September 2006, the FASB issued SFAS 157. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 does not expand the application of fair value accounting to any new circumstances, but applies the framework to other accounting pronouncements that require or permit fair value measurement. We adopted the provisions of SFAS 157 on January 1, 2008 for all assets and liabilities measured at fair value. The adoption of SFAS 157 and related FSPs did not have a material impact on our financial position, results of operations or cash flows.

SFAS 161

        In March 2008, the FASB issued SFAS 161 which requires enhanced disclosures about derivative and hedging activities and their affect on an entity's financial position, financial performance and cash flows. SFAS 161 encourages, but does not require, disclosures for earlier periods presented for comparative purposes at initial adoption. We adopted the provisions of SFAS 161 on January 1, 2009.

        At June 30, 2009, we do not hold any derivative instruments. We occasionally hold natural gas in storage for use as fuel for generating electricity with our gas-fired combustion turbines. To minimize associated price risk and seasonal storage level requirements, we occasionally utilize various derivative instruments in managing these risks. Additionally, we engage in activities to manage risk associated with changes in interest rates. In prior years, we entered into floating-to-fixed interest rate swap agreements to minimize our exposure to interest rate fluctuations associated with our floating rate debt obligations. These swaps were designated as cash flow hedges in accordance with SFAS 133, and accordingly the resulting gain or loss is carried in Accumulated other comprehensive loss on the accompanying Condensed Balance Sheet and amortized over the life of the related debt. For the six months ended

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(2) RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

June 30, 2009 and 2008, respectively, we amortized less than $0.1 million from Accumulated other comprehensive loss to Interest expense related to a settled interest rate swap designated as a cash flow hedge.

SFAS 165

        In May 2009, the FASB issued SFAS 165, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We adopted and applied the provisions of SFAS 165 for our financial statements issued after June 15, 2009.

FSP FAS 107-1

        In April 2009, the FASB approved FSP FAS 107-1 effective for interim and annual periods ending after June 15, 2009. This FSP requires public companies to provide more frequent disclosures about the fair value of their financial instruments. These disclosures are included in Note 7.

(3) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS 167

        In June 2009, the FASB issued SFAS 167 which is a revision to FASB Interpretation No. 46(R). This Statement amends the analysis performed by a company in determining whether an entity that is insufficiently capitalized or is not controlled through a voting interest should be consolidated. It will require additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. We are currently assessing the impact that the adoption of this Statement will have on our financial condition, results of operations, and cash flows.

SFAS 168

        On July 1, 2009, the FASB Accounting Standards Codification™ will become the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We will update GAAP references for financial statements issued after September 15, 2009.

        Following this Statement, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification, provide background information about the guidance, and provide the basis for conclusions on the change(s) in the Codification.

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(3) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

FSP FAS 132(R)-1

        During December 2008, the FASB issued FSP FAS 132(R)-1, which provides guidance on an employer's disclosures about plan assets in a defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of:

  •
  How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

  •
  The major categories of plan assets;

  •
  The input and valuation techniques used to measure the fair value of plan assets;

  •
  The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and

  •
  Significant concentrations of risk within plan assets.

FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. We do not expect the adoption of FSP FAS 132(R)-1 to have a significant effect on our financial statements.

(4) OTHER COMPREHENSIVE INCOME

        The following table presents the components of Other comprehensive income (in thousands):

	Six Months Ended June 30,
	2009	2008
Net income	$10,069	$10,827
Other comprehensive income (loss), net of tax:
Reclassification adjustments included in net income (net of tax of $(11) and $48, respectively)	21	(90)

Total comprehensive income	$10,090	$10,737

        Balances by classification included within Accumulated other comprehensive loss on the accompanying Condensed Balance Sheet are as follows (in thousands):

	Derivatives Designated as Cash Flow Hedges	Employee Benefit Plans	Total
As of June 30, 2009	$(911)	$(417)	$(1,328)

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(5) RELATED-PARTY TRANSACTIONS

Receivables and Payables

        We have accounts receivable balances related to transactions with other BHC subsidiaries. The balance was $2.7 million as of June 30, 2009. We also have accounts payable balances related to transactions with other BHC subsidiaries. The balance was $9.2 million as of June 30, 2009.

Money Pool Notes Receivable and Notes Payable

        We have entered into a Utility Money Pool Agreement with BHC, Cheyenne Light and Black Hills Energy. Under the agreement, we may borrow from the Parent. The Agreement restricts us from loaning funds to the Parent or to any of the Parent's non-utility subsidiaries; the Agreement does not restrict us from making dividends to the Parent. Borrowings under the agreement bear interest at the daily cost of external funds as defined under the Agreement, or if there are no external funds outstanding on that date, then the rate will be the daily one month LIBOR rate plus 100 basis points.

        Through the Utility Money Pool, we had net note payable balances and interest payable of $76.3 million as of June 30, 2009. Advances under this note bear interest at 0.70 percent above the daily LIBOR rate (which equates to 1.01% at June 30, 2009). Net interest expense of $1.1 million was recorded for the six months ended June 30, 2009. Net interest expense was less than $0.1 million for the six months ended June 30, 2008.

Other Balances and Transactions

        We also received revenues of approximately $0.4 million and $0.7 million for the six months ended June 30, 2009 and 2008, respectively, from Black Hills Wyoming for the transmission of electricity.

        We recorded revenues of $0.2 million for the six months ended June 30, 2008 relating to payments received pursuant to a natural gas swap entered into with Enserco, with a third party transacted by Enserco on our behalf.

        We received revenues of approximately $0.7 million and $1.1 million for the six months ended June 30, 2009 and 2008, respectively, from Cheyenne Light for the sale of electricity and dispatch services.

        We purchase coal from WRDC. The amount purchased during the six months ended June 30, 2009 and 2008 was $7.1 million and $5.9 million, respectively.

        We purchase excess power generated by Cheyenne Light. The amount purchased during the six months ended June 30, 2009 was $3.9 million and includes $1.3 million for wind-generated power for the six months ended June 30, 2009. The amount purchased for the six month period ended June 30, 2008 was $3.1 million. On August 28, 2008, we entered into a contract with Cheyenne Light under which Cheyenne Light sells up to 20 MW of wind-generated, renewable energy to us until 2028.

        In order to fuel our combustion turbine, we purchase natural gas from Enserco. The amount purchased was $0.6 million and $3.5 million for the six months ended June 30, 2009 and 2008,

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(5) RELATED-PARTY TRANSACTIONS (Continued)

respectively. These amounts are included in Fuel and purchased power on the accompanying Condensed Statements of Income.

        In addition, we also pay the Parent for allocated corporate support service cost incurred on our behalf. Corporate costs allocated from the Parent were $7.4 million and $6.1 million for the six months ended June 30, 2009 and 2008, respectively.

        We have funds on deposit from Black Hills Wyoming for transmission system reserve in the amount of $1.9 million as of June 30, 2009, which is included in Other, Deferred credits and other liabilities on the accompanying Condensed Balance Sheet. Interest on the funds accrues quarterly at an average quarterly prime rate (3.37% at June 30, 2009).

(6) EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan

        We have a noncontributory defined benefit pension plan (the "Plan") covering the employees who meet certain eligibility requirements.

        The components of net periodic benefit cost for the Plan are as follows (in thousands):

	Six Months Ended June 30,
	2009	2008
Service cost	$584	$558
Interest cost	1,570	1,516
Expected return on plan assets	(1,314)	(2,188)
Prior service cost	56	56
Net loss	860	—

Net periodic benefit cost	$1,756	$(58)

        A contribution totaling less than $0.1 million was made to the Plan in the first quarter of 2009. There are no further contributions expected to be made to the Plan in 2009.

Supplemental Nonqualified Defined Benefit Plans

        We have various supplemental retirement plans for key executives (the "Supplemental Plans"). The Supplemental Plans are non-qualified defined benefit plans.

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(6) EMPLOYEE BENEFIT PLANS (Continued)

        The components of net periodic benefit cost for the Supplemental Plans are as follows (in thousands):

	Six Months Ended June 30,
	2009	2008
Interest cost	$50	$60
Net loss	22	22

Net periodic benefit cost	$72	$82

        We anticipate that we will make contributions to the Supplemental Plans for the 2009 fiscal year of approximately $0.1 million. Contributions are expected to be in the form of benefit payments.

Non-pension Defined Benefit Postretirement Plans

        Employees who are participants in the Postretirement Healthcare Plans ("Healthcare Plans") and who meet certain eligibility requirements are entitled to postretirement healthcare benefits.

        The components of net periodic benefit cost for the Healthcare Plans are as follows (in thousands):

	Six Months Ended June 30,
	2009	2008
Service cost	$108	$104
Interest cost	222	208
Net transition obligation	26	26

Net periodic benefit cost	$356	$338

        We anticipate that we will make contributions to the Healthcare Plan for the 2009 fiscal year of approximately $0.2 million. Contributions are expected to be made in the form of benefit payments.

        It has been determined that the post-65 retiree prescription drug plans are actuarially equivalent and qualify for the Medicare Part D subsidy. The decrease in net periodic postretirement benefit cost due to the subsidy was $0.1 million.

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of our financial instruments at June 30 are as follows (in thousands):

	2009
	Carrying Amount	Fair Value
Cash and cash equivalents	$626	$626
Long-term debt	$149,225	$157,081

        The following methods and assumptions were used to estimate the fair value of each class of our financial instruments.

Cash and Cash Equivalents

        The carrying amount approximates fair value due to the short maturity of these instruments.

Long-Term Debt

        The fair value of our long-term debt is estimated based on quoted market rates for debt instruments having similar maturities and similar debt ratings.

(8) COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        We are subject to various legal proceedings, claims and litigation as described in Note 11 of the Notes to Audited Financial Statements included elsewhere in this Prospectus. There have been no material developments in any previously reported proceedings or any new material proceedings that have developed or material proceedings that have terminated during the first six months of 2009.

        In the normal course of business, we are subject to various lawsuits, actions, proceedings, claims and other matters asserted under laws and regulations. We believe the amounts provided in our financial statements are adequate in light of the probable and estimable contingencies. However, there can be no assurance that the actual amounts required to satisfy alleged liabilities from various legal proceedings, claims and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in our financial statements. As such, costs, if any, that may be incurred in excess of those amounts provided as of June 30, 2009, cannot be reasonably determined and could have a material adverse effect on our results of operations, financial position or cash flows.

Extension of Long-Term Power Sales Agreement with MEAN

        In March 2009, our 10-year power sales contract between MEAN that originally expired in 2013 was re-negotiated and extended until 2023. Under the new contract, MEAN will purchase 20 MW of unit-contingent capacity from the Neil Simpson II and the Wygen III plants with capacity purchase

BLACK HILLS POWER, INC.

Notes to Condensed Financial Statements (Continued)

(unaudited)

(Reference is made to Notes to Audited Financial Statements
included elsewhere in this Prospectus)

(8) COMMITMENTS AND CONTINGENCIES (Continued)

decreasing to 15 MW in 2018, 12 MW in 2020 and 10 MW in 2022. The unit-contingent capacity amounts from Wygen III and Neil Simpson II plants are as follows:

2009-2017	20 MW—10 MW contingent on Wygen III and 10 MW contingent on Neil Simpson II
2018-2019	15 MW—10 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II
2020-2021	12 MW—6 MW contingent on Wygen III and 6 MW contingent on Neil Simpson II
2022-2023	10 MW—5 MW contingent on Wygen III and 5 MW contingent on Neil Simpson II

Sale to MDU

        On April 9, 2009, we sold to MDU a 25% ownership interest in our Wygen III generation facility currently under construction. At closing, MDU made a payment to us for its 25% share of the costs to date on the ongoing construction of the facility. Proceeds of $32.8 million were received. MDU will continue to reimburse us for its 25% of the total costs paid to complete the project. In conjunction with the sales transaction, we also modified a 2004 power purchase agreement with MDU under which we supplied MDU with 74 MW of capacity and energy through 2016.